Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

04045992

Rule 12g3-2 (b) File N° 82-4240

Caracas, October 31th, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

dlw 11/9

Very truly yours,

Leticia Level G.
Corporate Planning Manager

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2004-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as of XXX 2004 as per Resolution No.XXX for the amount of Bs.5,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on April 25, 2003 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 921 held on September 24, 2004.

On XXX 2004 MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on September 24, 2004 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH K. HERNANDEZ MORA

Bs.X,XXX,XXX,XXX.oo

The present series is represented by a Sole Bond amounting to Bs. X,XXX,XXX,XXX.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, xxx 2004	
MATURITY DATE: Caracas, xxx 2004	**360-day basis**
TERM:	**xx days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category X: Subcategory "XX"

CLASIFICADORES ASOCIADOS S&S, C.A. Category X: Subcategory "XX"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT based on bigger efforts

PLACEMENT AGENT VALORES VENCRED CASA DE BOLSA, S.A. [address and phone numbers]

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on XXX 2004 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE COMMISISON.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National

Securities and Exchange Commission 2004 September 29 PM 4:32. FILE RECEIVED."- The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 29th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2004-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el XX de XXXX de 2.004 según Resolución No. XXXX, por un monto máximo de Bs. 5.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.
La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 25 de Abril de 2.003 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 921 celebrada el 24 de Septiembre de 2.004
El Vicepresidente Corporativo de Finanzas de MANPA, el XX de XXXX de 2.004, mediante atribuciones conferidas en reunión de Junta Directiva del 24 de Septiembre de 2.004, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. X.XXX.XXX.XXX,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. X.XXX.XXX.XXX,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.
El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO %
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, XX de XXXX de 2004
FECHA DE VENCIMIENTO: Caracas, XX de XXXX de 2004
PLAZO: XX días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "XX"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "X" Subcategoría "XX"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A MAYORES ESFUERZOS
AGENTE DE COLOCACION

VALORES VENCRED CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el XX de XXX de 2.004, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

CERTIFICATE OF CUSTODY

COMMERCIAL PAPER OF

ISSUANCE: (blank) SERIES: (blank)

MATURITY: (blank) YIELDING: (blank)

The present certificate provides evidence that XXXXX has acquired the amount of ***00000000*** bolivars representing ***000***% of one (1) Sole Bond amounting to Bs***00000000*** issued by XXXXX as a Commercial Paper at Bearer, which is in custody by the Fiduciary Management of Venezolano de Crédito, S.A. BANCO UNIVERSAL.

The present Certificate is transferable and negotiable by transfer made at the offices of the issuer and accepted by this latter.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION AS OF XXX OF 2004 AS PER RESOLUTION No. XXXXX.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: "National

Securities and Exchange Commission 2004 September 29 PM 4:32. FILE RECEIVED."- The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 29th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

CERTIFICADO DE CUSTODIA
PAPEL COMERCIAL DE

EMISION: SERIE:

VENCIMIENTO:

RENDIMIENTO:

El presente Certificado acredita que XXXXXXXX ha adquirido la cantidad de ***00000000*** Bolìvares, que representa el ***000 *** % de un (1) Tìtulo Unico por un monto de Bs. ******00000000****** emitido por XXXXXXXXXX en forma de Papel Comercial al Portador, que se encuentra en custodia de la Gerencia Fiduciaria del Venezolano de Crèdito, S. A. BANCO UNIVERSAL.

El presente Certificado es transferible y negociable mediante cesiòn realizada en las oficinas del emisor y aceptada por este.

____

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

AUTORIZADO POR LA COMISION NACIONAL DE VALORES EL XX DE XXX DE 2004 SEGÚN RESOLUCION No.XXXXXX

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2004-I

Place and Date of Issuance: Caracas, XXXXXXXXX of 2004

Maturity Date: Caracas, XXXXXXXXX of 2004

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX THOSUAND MILLION BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. situated in Avenida

INTERPRETE PUBLICO

Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Phone 901-2335.

The present SOLE BOND corresponds to the series 1 of issuance of Commercial Papers 2004-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Five Thousand Million Bolivars (Bs.5,000,000,000.00), to which Negotiable Custody Certificates will be issued.

The Issuance was approved by the General Shareholder's Meeting held on April 25, 2003 and authorized by the National Securities and Exchange Commission of XXXX 2004, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2004. This issuance will be in effect for one (1) year from the date of mandatory making of public offer within the three (3) months following the date of receiving notice of authorization granted by the National Securities and Exchange Commission.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

In case of issuing a series of Commercial Papers in dollars of the United States of America and of establishing a control exchange, the issuer will pay upon maturity in U.S. dollars provided that there is a legal market where foreign currency can be purchased. In case there is no such market the issuer will pay in bolivars at the official exchange rate.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: "National Securities and Exchange Commission 2004 September 29 PM 4:32. FILE RECEIVED."- The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 29th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

JUDITH X. HERNANDEZ MORA

MANPA

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO – SERIE I
EMISION 2004-I

Lugar y Fecha de Emisión: Caracas, XX de XXXX de 2004
Fecha de Vencimiento: Caracas, XX de XXXX de 2004

Tasa de Rendimiento: XXX %
Título colocado a (valor par, descuento o con prima)

Valor Nominal Bs. X.XXX.XXX.XXX,00

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXX MIL MILLONES DE BOLIVARES (Bs. X.XXX.XXX.XXX,00) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie 1 de la emisión de Papeles Comerciales 2004-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Cinco Mil Millones de Bolívares (Bs. 5.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 25 de Abril de 2003 y fue autorizada por la Comisión Nacional de Valores el XX de XXXX de 2.004, según Resolución Nº XXX-XXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXX de 2.004. Esta emisión tendrá una vigencia de un (1) año, contado a partir de la fecha en la que deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente Nº 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el Nº 35, Tomo 141 - A Pro.

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada | Firma Autorizada

RECEIVED
2004 NOV -8 P 3:55

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:----------------------------------

ADDITIONAL INFORMATION NON REQUIRED IN THE PROSPECTUS

1.- PRODUCTS

1.1. PRODUCT LINES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. leads its production to the preparation of paper products for the Printing/ Writing/ Boxes/ Packaging and Hygienic Products sector as well as products resulting from the forest sector, as detailed below:

TABLE OF PRODUCTS PER SECTOR

PAPER SECTOR	TYPE OF PAPER	PRODUCTS CONVERTED
Printing and Writing	Bond Cards Copies Photocopies Register Mimeograph	School Products: Exercise Books, Notebooks, Files, etc. Continuous Forms Reams/ Four quires of letter paper Personalized Forms Office Products: Rolls for Calculators, Blocks, etc.
Boxes and Packaging	MG Natural, White	Bags

	MF Natural, White Pasteboard Cone glasses Cores Printing Paper Sheet Paper Grease-free Sheet Paper	Multifold Bags Folding Packages
Hygienic Products	Paper Class "A" Paper Class "B" Paper Class "C" MG paper	Hygienic Products Facial Papers Napkins Paper Towels

1.2. SPECIFICATIONS OF PRODUCTS SOLD

Printing, Writing and Packaging Paper: These products are made by our Strategic Paper Mill Business Units I.E.E. and are used as raw material for converting companies, mainly those of our same group. Therefore, 30% of the production is destined to sell to third parties.

School and Office Products: This group of products is prepared by some of our converting units and comprises a variety of products among which there are notebooks, exercise books, office blocks, rolls for calculators, envelopes, index cards, cards, folders, among others.

Reams, Four Quires of Letter Paper and Continuous Forms: It deals with markets of office products including their reams and four quires of letter paper of bond paper and of color, copy paper, stock continuous forms.

Sacks: These are prepared by one of our plants situated in Maracay, Aragua State, and are mainly oriented to the market of the cement industry, concentrated food, chemicals and mills, this product is prepared in the fashions of sewing bottom and sealed bottom according to the specific clients' needs.

Bags: These bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

Hygienic Products: The Strategic Business Unit called Hygienic Paper Mills is the one in charge of manufacturing paper reels in their different types (Type A, B and C), necessary to manufacture hygienic paper, napkins, paper towels, facial towels and MG papers, which are converted at the same plant.

1.3. SALES PER PRODUCT LINE

Below there are the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. consolidated (in million bolivars):

Restated in constant currency at 6/30/04

Type of Product	6/30/04	2003	2002	2001
Printing/ Writing	112,226	162,390	117,775	91,105
Boxes / Packages	18,113	32,895	30,413	53,580
Hygienic Products	73,006	148,495	138,338	138,584
Transportes Alpes	0	0	39	144
TOTAL SALES	**134,449**	**237,258**	**233,672**	**245,724**

Source: Financial Statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

2. RAW MATERIALS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. uses in its production process a wide range of raw materials and supplies. Below these are details as well as their main suppliers.

TYPE	SUPPLIER	ORIGIN
Chemicals	Clariant de Venezuela	Local
	Eka Chemicals	Local
	Agroindustrial Mandioca	Local
	Masterflex C.A.	Local
	Nalco de Venezuela	Local
	Químicas Victoria	Local
	Raisio Química	Local
	Okaite de Venezuela	Local
	Omya Colombia	Imported

TYPE	SUPPLIER	ORIGIN
Secondary Fiber	Transpaca	Local
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. – Celulosa S.A.	Imported
	Pope & Talbot	Imported

Source: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTS

Due to the characteristics of the products manufactured by MANPA, it has a wide range of direct and indirect clients that approximately reach 2,642, any of which represents 20% of the company sales.

4. COMPANY PROPERTY

Paper Mill Printing, Writing and Packaging: situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Three paper machines
- Non-dyeing Plant
- OCC Cleaning System
- Finishing machine with 3 rewinding machines
- Quality, process, analysis and water control labs
- Steam and compressed air plant
- Power plant
- Affluent treatment plant.

In the same land lot of the Division Mill Printing, Writing and Packaging there is the Division of Reams, Four Quires of Letter Paper and Continuous Forms.

This plant includes:

- Three conversion lines to manufacture reams and four quires of letter paper.
- Six printing presses to produce continuous forms.

- Photocomposition equipment, computers and laser printers.

Industrial Conversion Plant: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 68,510 square meters where the Bags Plant is situated and currently has 46 machines to manufacture flat-bottom and square-bottom bags with or without printing, among which we can point out the following:

- 30 machines with printers and packers.
- 9 machines without printers and packers.
- 1 cutting machine with printer.

In the same land of the Conversion Division there is the **Sack** plant, which has:

- Four lines to manufacture sacks (two of glued bottom and two of sewing bottom and one bag-type)
- Printing area
- Rolling mill machine
- Equipment for quality control of manufactured product
- Maintenance shop

Due to operating reasons the **School and Office Product Division** was moved to the **Conversion Plant**, which includes the following:

- Five production lines of notebooks.
- Printing lines.
- Department of lithography (computers and laser printing).
- Maintenance and Auxiliary Services Workshop among which there are: air compressors and transformation and power distribution network.

Hygienic Product Mill: Situated in Zona Industrial La Hamaca, Maracay, Aragua State, on a land lot of 712,500 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Six paper machines.
- Printing machines.
- 24 conversion lines (hygienic products, napkins, towels and facial towels).
- Pulp plant.

- Non- dyeing Plant
- Steam and compressed air plant.
- Material, physics and process labs.
- Treatment plant.
- Quality control lab.

Facilities of TRANSPORTE ALPES, S.A.: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 16,780 square meters. It includes:

- Fleet of 135 trucks.
- Two storehouses.
- Covered parking lot.

5. NOT-OWNED FIXED ASSETS

At June 30, 2004 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. did not have any Leasing.

6. INFORMATION ABOUT ASSETS REVALUATION:

In the Financial Statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES there are not revaluated assets.

7. CONTRACTS OF MORE IMPORTANCE:

7.1. LABOR CONTRACTS:

Collective Bargaining Agreement for employees of Division of Conversion and Mills for Printing, Writing and Packaging of ,MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of May 1, 2003 until May 1, 2006.

Collective Bargaining Agreement for employees and workers of the Hygienic Paper Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as from June 1, 2001 to May 30, 2004 (under discussion)

Collective Bargaining Agreement for employees of TRANSPORTE ALPES, S.A. with duration of three years from October 2003 to October 2006.

7.2. CONTRACTS OF SUPPLIES:

In order to guarantee a reliable power supply in December 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. subscribed a Power Supply Contract with TURBOGENERADORES MARACAY, C.A. for a period of 12 years.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

8. LITIGATIONS AND COMPLAINTS:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have any litigation or complaint that may significantly affect, either directly or indirectly, its financial standing.

9. EXPLANATION OF THE VARIATIONS OF GREATER IMPORTANCE.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Loss and Profit Statement

(Stated in thousands of bolivars)

Restated in constant currency at 6/30/04

(In thousands Bs.)	6/30/04	2003	2002	2001
Net sales	203,344,703	343,780,070	286,565,130	283,413,031
Sales cost	129,303,914	224,559,968	197,898,227	184,749,057
Gross income	**74,040,789**	**119,220,102**	**88,666,903**	**98,663,974**
Operating expenses	27,179,735	40,990,648	52,330,116	58,942,177
Operating earnings	**46,861,054**	**78,229,454**	**36,336,787**	**39,721,797**
Other income (expenditures)	5,175,219	(38,368,552)	(24,695,236)	(26,364,064)
Income before taxes	**52,036,273**	**39,860,902**	**11,641,551**	**13,357,733**
Income tax provision and provision for business assets	9,410,401	10,229,456	4,035,623	4,265,713
Income before participation in results from non-consolidated affiliates	**42,625,872**	**29,631,446**	**7,605,928**	**9,092,020**
Participation in results from non-consolidated affiliates	(12,459,384)	(3,717,536)	(4,185,317)	(391,599)
Income before minority interests	**30,166,488**	**25,913,910**	**3,420,611**	**8,700,421**
Minority interests	(549,044)	(263,839)	(86,692)	(18,074)
Net income	**29,617,444**	**25,650,071**	**3,333,919**	**8,682,347**

Number of average outstanding shares	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**
Earnings per share	**12.91**	**11.18**	**1.45**	**3.78**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Net sales:

According to figures stated in constant currency at June 30, 2004 the net sales of the first six months of the year 2004 indicate an increase of 23.63% regarding the same period of the previous year, when registering net sales amounting to Bs.203,344,703 million versus net sales amounting to Bs.164,478,078 million at closure of June 2003.

In metric tons, total sales increased 26.54% when surpassing from 55.392MT at closure of June 2003 to 70,094 MT for the same year period 2004, thus registering the higher growth in local sales that surpassed 51,099MT at closure of June 2003 to 65,661 MT at closure of June 2004, which means an increase of 28.50% or 14,562 MT.

The sales increase is a consequence of the growth registered in the non-oil Gross Internal Product (GIP) for the first semester of the year 2004, which increased 15% according to the figures by the Venezuelan Central Bank.

The same tendency is observed regarding net sales behavior for the year 2003 compared against that of the years 2002 and 2001. Net sales for the year 2003 were increased in regard to the years 2002 and 2001 in 19.97% and 21.30%, respectively, mainly a consequence of the improvement in the sales mixture and the increase registered in the local sales volume for the year 2003, which increased 6,793 MT or 6.49%.

In regard to net sales for the year 2002 these were virtually kept at the same levels of the year 2001 to increase only 1.11% or Bs.3,152,099 million.

Sales cost:

The Sales Cost at closure of June 2004 increased 9.59% in regard to the same period of the previous year, mainly as a result of a higher sales volume in metric tons.

Nevertheless, when comparing the sales cost as net sales percentage at June 2004 in regard to the same period of the year 2003 we notice a reduction of 8.14 percentage points, which indicates a higher efficiency.

In regard to the behavior of Sales Cost for the year 2003 in regard to the year 2002 and 2001 it can also be noticed an increase of 13.47% and 21.55%, respectively, a result of the increase registered in the sales volume of local sales for the year 2003.

A similar behavior is seen in the Sales cost of the year 2002 compared to that of the year 2001, when increased 7.12% mainly as a consequence of the effect of devaluation on raw materials and other imported components.

Operating expenses:

According to the restated figures at June 30, 2004 the operating expenses as net sales percentage showed an increase of 0.31% for the first six months of the year 2004 when compared against the same period of the previous year. This is product of the increase registered in the sales expenses as net sales percentage to 0.51% net of the reduction of administration expenses as a 0.20%.sales percentage

Sales expenses increased as a result of the discounts given for prompt payment and the increase of promotions and publicity during the first six months of the year 2004. In regard to administration expenses, the reduction was a consequence of the expenses in professional fees.

In regard to the behavior of operating expenses as sales percentage for the year 2003 concerning the years 2002 and 2001, these were reduced 6.34 and 8.87 percentage points as a result of the cost-reduction schedule implemented by mid 2000.

Restated at 6/30/04 (In million Bs.)	6/30/04	2003	2002	2001
Sales expenses	19,872	27,613	35,454	39,555
Administrative expenses	7,307	13,377	16,876	19,386
Total operating expenses	**27,179**	**40,990**	**52,330**	**58,941**

Operating Margin:

Both the gross and the operating margin show an increase in the first six months of the year when compared to the same period of the previous year.

The raise in net sales increased the gross margin to 8.14 percentage points whereas the operating margin increased 7.84 percentage points when passing from 15.21% at closure of June 2003 to 23.05% in June 2004.

Likewise, if we compare the year 2003 against the year 2002 we observe an increase either in the gross and the operating margin by a raise of more than 20%in the net sales. When comparing the year 2003 to the year 2002, the gross margin kept the same levels of 35% whereas the operating margin registered in the year 2003 was higher 8.68 percentage points to that obtained in the year 2002 for the reduction in operating expenses.

Integral cost of financing:

The integral financing cost showed a 62.98% reduction in the first six months of the year 2004 regarding the same period of the previous year due to, firstly, the reduction of the interests paid for a minor indebtedness and, secondly, for lesser average lending interest rates

When comparing the integral financing cost in the year 2003 against that of the years 2002 and 2001 there is a reduction in regard to both years as a consequence of the reduction of the interests, expenses and exchange earnings in the year 2003 for a lending position in foreign currency.

Between the years 2002 and 2001 there is an unfavorable variation of the integral cost of financing mainly as a result of higher exchange losses when passing from the average exchange type of Bs/US$726.13 in the year 2001 to Bs/US$1,201.63 in the year 2002. Lesser monetary earnings due to changes in the company monetary position were also registered in the year 2002.

Minority interests:

The figure presented as minority interests refers to Toycos participation in the results of Manpa Centroamérica.

Other income/ Expenditures:

During the first semester of the year 2004 a reduction of Other income was registered when compared against the first semester of the year 2003. This reduction was mainly originated by the creation of a provision for exchange contingency for the first semester

of the year 2004 as well as for the generation of higher expenses for a higher financial debt.

In regard to the behavior showed by Other disbursements during the year 2003 in regard to the years 2002 and 2001 there is an increase of 233.67% and of 198.07%, respectively, mainly a result of Bs.25,632,478 million in loss from temporary investments in the year 2003.

In regard to the behavior of Other disbursements for the year 2002 in regard to the year 2001 there is a reduction of 40.64% since in the year 2002 there was no loss from temporary investments of the year 2001 and also because the provision for investments was reduced in almost a half.

Restated in constant currency at 6/30/04

(In thousands Bs.)	2002/2001	2003/2002	June 04/ June 03
Interests/ Placements	(629,372)	(198,847)	(198,927)
Exchange differences (net)	(2,041,137)	7,610,927	(70,245)
Interests expenses	(456,844)	6,201,070	2,451,467
Monetary earnings	(3,418,599)	752,760	(4,181,978)
Loss from investments (net)	5,220,400	(25,632,478)	1,501,962
Result from investments, net	3,864,607	2,248,104	2,732,400
Income form selling assets	42,258	66,355	43,700
Net loss from hedge contracts	-	(406,297)	-
Bank debit tax	(2,619,856)	(1,858,249)	509,089
Others	1,707,371	(2,456,661)	17,355,887
Total variation other income (expenditures) and integral financing income (cost)	**1,668,828**	**(13,673,316)**	**20,143,355**

Source: Financial statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA)

Net margin:

Regarding the net margin, this latter registered an increase of 10.71 percentage points for the closure of the first semester of the year 2004 when compared to the net margin of the same period of the previous year as a consequence of the increase of 87.34% in the

operating earnings and of a lesser integral cost of financing and the reduction of other expenses.

The net margin at closure of the year 2003 shows the same behavior in regard to the margin obtained at closure of the years 2002 and 2001, when increasing 6.30 and 4.40 percentage points, respectively, as a consequence of the increase registered in the operating income for the increase of the net sales and the reduction of the operating expenses as percentage of the net sales.

Translator's Note:

At the upper right margin of the first, second, sixth and eleventh folio written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2004 September 29 PM 4:32. FILE RECEIVED."-----------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 27th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

1. - PRODUCTOS.

1.1 LINEAS DE PRODUCTOS

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A, dirige su producción a la elaboración de productos derivados del papel para el sector Imprimir / Escribir / Envases / Embalajes e Higiénicos, así como de productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	TIPO DE PAPEL	PRODUCTOS CONVERTIDOS
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Multigrafo	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco MF Natural, Blanco Cartoncillo Vasos Cónicos Cores Papel Impreso Papel Laminado Papel Laminado Antigrasa	Bolsas Sacos Multipliegos Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C" Papel MG	Higiénicos Faciales Servilletas Toallas

1.2 ESPECIFICACION DE LOS PRODUCTOS VENDIDOS

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

Productos Escolares y de Oficina: Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock.

Sacos: Estos son elaborados por una de nuestras plantas ubicada Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados, productos químicos y molinos, este producto se elabora en las modalidades de fondo cosido, fondo pegado, papel impreso y papel laminado antigrasa de acuerdo a las necesidades específicas de cada cliente.

Bolsas: Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas , faciales y papeles MG, los cuales son convertidos en la misma planta.

1.3 VENTAS POR LINEAS DE PRODUCTOS

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Reexpresados en moneda constante al 30-06-04			
Tipo de Producto	**30-06-04**	**2003**	**2002**	**2001**
Imprimir / Escribir	112.226	162.390	117.775	91.105
Envases / Embalajes	18.113	32.895	30.413	53.580
Higiénicos	73.006	148.495	138.338	138.584
Transportes Alpes	0	0	39	144
TOTAL VENTAS	**134.449**	**237.258**	**233.672**	**245.724**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

2. MATERIAS PRIMAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	*PROVEEDOR*	*ORIGEN*
Elementos Químicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Agroindustrial Mandioca	Nacional
	Masterflex C.A.	Nacional
	Nalco de Venezuela	Nacional
	Químicas Victoria	Nacional
	Raisio Quimica	Nacional
	Okaite de Venezuela	Nacional
	Omya Colombia	Importado
Fibra Secundaria	Transpaca	Nacional
	Simco Recycling Corp.	Importado

TIPO	*PROVEEDOR*	*ORIGEN*
Pulpa	Cellmark Inc.	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.- Celulosa S.A.	Importado
	Pope & Talbot	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTES.

Por las características de los productos elaborados por MANPA, la misma cuenta con un gran número de clientes directos e indirectos, los cuales ascienden aproximadamente a 2.642, ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35 metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

En el mismo terreno de la División Molino Imprimir, Escribir y Embalar se encuentra la planta ***Resmas, Resmillas y Formas Continuas***

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Planta Industrial Conversión: Ubicada en la Zona Industrial LA Hamaca, Maracay, Estado Aragua, sobre una área de 68.510 metros cuadrados, y se encuentra la planta ***Bolsas*** La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras
- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

En el mismo terreno de la planta de División Conversión se encuentra la planta ***Sacos***, la cual cuenta con:

- ✓ Cuatro Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido)
- ✓ Area de Impresión.
- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

Por razones operativas se realizó el traslado de la ***División Productos Escolares y de oficina*** a la Planta de Conversión la cual cuenta con:

- ✓ Cinco Líneas de Producción de Cuadernos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión
- ✓ 24 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 16.780 metros cuadrados.
Comprende de:

- ✓ Flota de 135 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5. ACTIVOS FIJOS NO PROPIOS

Al 30 de Junio de 2.004, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

6. INFORMACION SOBRE REVALUACION DE ACTIVOS:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

7. CONTRATOS DE MAYOR IMPORTANCIA:

7.1. CONTRATOS LABORALES:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 01 de Mayo de 2003 hasta el 01 de Mayo de 2006.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, del 01 de junio de 2001 al 30 de mayo de 2004. (en discusión)

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S.A, con una duración de tres años; desde Octubre de 2003 hasta Octubre de 2006.

7.2. CONTRATOS DE SUMINISTROS:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

8. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

9. EXPLICACIÓN DE LAS VARIACIONES DE MAYOR IMPORTANCIA.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas
(Expresado en miles de bolívares)

	Reexpresado en moneda constante al 30-06-04			
(En miles de Bs.)	**30-06-04**	**2003**	**2002**	**2001**
Ventas Netas	203.344.703	343.780.070	286.565.130	283.413.031
Costo de Ventas	129.303.914	224.559.968	197.898.227	184.749.057
Ganancia Bruta	**74.040.789**	**119.220.102**	**88.666.903**	**98.663.974**
Gastos Operativos	27.179.735	40.990.648	52.330.116	58.942.177
Ganancia en Operación	**46.861.054**	**78.229.454**	**36.336.787**	**39.721.797**
Otros Ingresos (Egresos)	5.175.219	(38.368.552)	(24.695.236)	(26.364.064)
Ganancia Antes de impuestos	**52.036.273**	**39.860.902**	**11.641.551**	**13.357.733**
Provisión I.S.L.R y Provisión para Activos Empresariales	9.410.401	10.229.456	4.035.623	4.265.713
Ganancia Antes participación en resultados de afiliadas no consolidadas	**42.625.872**	**29.631.446**	**7.605.928**	**9.092.020**
Participación en resultados de afiliadas no consolidadas	(12.459.384)	(3.717.536)	(4.185.317)	(391.599)
Ganancia Antes de intereses minoritarios	**30.166.488**	**25.913.910**	**3.420.611**	**8.700.421**
Intereses Minoritarios	(549.044)	(263.839)	(86.692)	(18.074)
Ganancia Neta	**29.617.444**	**25.650.071**	**3.333.919**	**8.682.347**
N° de Acciones promedio en Circulación	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**
Ganancia por Acción	**12,91**	**11,18**	**1,45**	**3,78**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Ventas Netas:

De acuerdo a cifras expresadas en moneda constante al 30 de Junio de 2004, las ventas netas de los primeros seis meses del año 2004 muestran un incremento de 23,63 % con respecto al mismo período del año anterior, al registrarse ventas netas por MBs. 203.344.703 versus ventas netas de MBs. 164.478.078 al cierre de junio de 2003.

En toneladas métricas, las ventas totales aumentaron 26,54 %, al pasar de 55.392 TM al cierre de junio de 2003 a 70.094 TM para el mismo período del año 2004, registrándose el mayor crecimiento en las ventas locales, las cuales pasaron de 51.099 TM al cierre de junio de 2003 a 65.661 TM al cierre de junio de 2004, lo cual significa un aumento de 28,50 % o 14.562 TM.

El incremento de las ventas obedece al crecimiento registrado en el Producto Interno Bruto (PIB) no Petrolero en el primer semestre del año 2004, el cual alcanzó un aumento del 15 % de acuerdo a cifras del Banco Central de Venezuela.

Con respecto al comportamiento de las ventas netas en el año 2003 con respecto a los años 2002 y 2001 se observa la misma tendencia. Las ventas netas del año 2003 se incrementaron con respecto a los años 2002 y 2001 en 19,97% y 21,30% respectivamente, producto principalmente de la mejora en la mezcla de ventas y al aumento de registrado en el volumen de ventas locales en el año 2003, el cual aumento en 6.793 TM ó 6,49 %.

En cuanto a las ventas netas del año 2002, las mismas se mantuvieron prácticamente en los mismos niveles del año 2001 al aumentar sólo 1,11 % ó MBs. 3.152.099.

Costo de Ventas:

El Costo de Ventas al cierre de junio de 2004 presenta un incremento de 9,59 % con respecto al mismo período del año anterior, como resultado principalmente de un mayor volumen de ventas en toneladas métricas.

No obstante, al comparar el costo de ventas como porcentaje de las ventas netas a junio 2004 con respecto al mismo período del año 2003 observamos una disminución de 8,14 puntos porcentuales lo que significa una mayor eficiencia.

Con respecto al comportamiento del Costo de Ventas del año 2003 con respecto al año 2002 y 2001 se observa que también se incrementó en 13,47% y 21,55% respectivamente, producto del incremento registrado en el volumen de ventas locales en el año 2003.

Similar comportamiento presenta el Costo de Ventas del año 2002 con relación al del año 2001, al aumentar en 7,12 % como consecuencia principalmente del efecto de la devaluación sobre las materias primas y otros componentes importados.

Gastos Operacionales:

De acuerdo a cifras reexpresadas al 30 de junio de 2.004, los gastos operativos como porcentaje de las ventas netas mostraron un aumento del 0,31 % en los primeros seis meses del año 2004 con respecto al mismo período del año anterior. Esto es producto del incremento registrado en los gastos de venta como porcentaje de las ventas netas en 0,51 % neto de la disminución de los gastos de administración como porcentaje de las ventas en 0,20%.

Los gastos de venta se incrementaron por los descuentos otorgados por pronto pago y el aumento de las promociones y publicidad durante los primeros seis meses del año 2004. En cuanto a los gastos de administración, la disminución se debió a un menor gasto en honorarios profesionales.

Con relación al comportamiento de los gastos operativos como porcentaje de las ventas en el año 2003 con respecto a los años 2002 y 2001, estos se redujeron en 6,34 y 8,87 puntos porcentuales como resultado del programa de reducción de costos que fue implementado a mediados del año 2000.

Reexpresado al 30/06/04 (En millones de bolívares)	**30-06-04**	**2003**	**2.002**	**2.001**
Gastos de Ventas	19.872	27.613	35.454	39.555
Gastos de Admón.	7.307	13.377	16.876	19.386
Total Gastos Operativos	**27.179**	**40.990**	**52.330**	**58.941**

Margen Operativo:

Tanto el margen bruto como operacional reflejan un incremento en los seis primeros meses del año con respecto al mismo período del año anterior.

El aumento de las ventas netas incrementó el margen bruto en 8,14 puntos porcentuales, mientras que el margen operacional aumentó en 7,84 puntos porcentuales al pasar de 15,21 % al cierre de junio de 2003 a 23,05 % en junio de 2004.

Igualmente, si comparamos el año 2003 con el año 2002 observamos un incremento tanto del margen bruto como del operacional por un incremento superior al 20 % en las ventas netas.

Al comparar el año 2003 con relación al año 2002, el margen bruto se mantuvo en los mismos niveles del 35 % mientras que el margen operacional registrado en el año 2003 fue mayor en 8,68 puntos porcentuales al obtenido en el año 2002 por la reducción de los gastos operativos.

Costo Integral de Financiamiento:

El costo integral de financiamiento presentó una reducción en los primeros seis meses del año 2004 con respecto al mismo período del año anterior en un 62,98 % debido principalmente a la disminución de los intereses pagados por un menor endeudamiento y menores tasas de interés activas promedio.

Al comparar el costo integral de financiamiento en el año 2003 contra los años 2002 y 2001, se observa una reducción con respecto a ambos años, como consecuencia de la disminución de los

intereses gastos y a la ganancia en cambio obtenida en el año 2003 por una posición activa en moneda extranjera

Entre los años 2002 y 2001 se observa una variación desfavorable del costo integral de financiamiento originada principalmente por una mayores pérdidas cambiarias al pasar el tipo de cambio promedio de Bs/US$ 726,13 en el año 2001 a Bs./US$ 1.201,63 en el año 2002. También se registró en el año 2002 una menor ganancia monetaria por cambios en la posición monetaria de la empresa.

Intereses minoritarios:

La cifra presentada bajo el concepto de intereses minoritarios se refiere a la participación Toycos en los resultados de Manpa de Centroamérica.

Otros Ingresos/Egresos:

Durante el primer semestre del año 2004 se registró una disminución de los Otros Egresos con relación al primer semestre del año 2003. Esta reducción fue ocasionada principalmente porque para el primer semestre del año 2004 se mantenía una reserva para contingencia cambiaria y adicionalmente se generaron mayores gastos por una mayor deuda financiera.

Con relación al comportamiento que muestran los Otros Egresos en el año 2003 con respecto a los años 2002 y 2001, se observa un incremento de 233,67% y 198,07 % respectivamente ocasionado principalmente porque en el año 2003 se registraron MBs. 25.632.478 en pérdidas en inversiones temporales.

Con relación al comportamiento de los Otros Egresos del año 2002 con respecto al año 2001 se observa una reducción de 40,64 % porque en el año 2002 no se generó la pérdida en inversiones temporales del año 2001 y porque también disminuyó la provisión para inversiones en casi la mitad.

(En miles de Bs.)	Reexpresado en moneda constante al 30/06/04 2002/2001	2003/2002	Jun 04 / Jun 03
Intereses / Colocaciones	(629.372)	(198.847)	(198.927)
Diferencias en cambio (neto)	(2.041.137)	7.610.927	(70.245)
Intereses Gastos	(456.844)	6.201.070	2.451.467
Ganancia monetaria	(3.418.599)	752.760	(4.181.978)
Pérdida en Inversiones (neto)	5.220.400	(25.632.478)	1.501.962
Resultado en Inversiones Neto	3.864.607	2.248.104	2.732.400
Ganancia en venta de activos	42.258	66.355	43.700
Pérdida Neta en Contratos de Cobertura	-	(406.297)	-
Impuesto al Debito Bancario	(2.619.856)	(1.858.249)	509.089
Otros	1.707.371	(2.456.661)	17.355.887
Total Variación Otros Ingresos (Egresos) e Ingreso (Costo) integral de financiamiento	**1.668.828**	**(13.673.316)**	**20.143.355**

Fuente: Estados Financieros (Interinos) Manufacturas de Papel, C.A. (MANPA).

Margen Neto:

En cuanto al margen neto éste registró para el cierre del primer semestre del año 2004 un incremento de 10,71 puntos porcentuales con relación al margen neto obtenido en el mismo período del año anterior, como consecuencia principalmente del aumento de la utilidad operativa en un 87,34% y un menor costo integral de financiamiento y la disminución de otros egresos.

Igual comportamiento muestra el margen neto al cierre del año 2003 con respecto a los obtenidos a los cierres del año 2002 y 2001, al incrementarse 6,30 y 4,40 puntos porcentuales respectivamente, como consecuencia del aumento registrado en la utilidad operativa por el crecimiento de las ventas netas y a la reducción de los gastos operativos como porcentaje de las ventas netas.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, September 28, 2004

Messrs.

President and other Members of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I do hereby make known that MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A. at the date of the financial statements attached to the request of Commercial Papers, that is, at June 30, 2004 has no litigation or claim pending that significantly affect, either directly or indirectly, its financial standing and/or equity.

This certification is issued at the request of the National Securities and Exchange Commission.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Legal Advisory Head Office.

Nelly Gonzalez (signed) Illegible.

Lawyer.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National Securities and Exchange Commission 2004 September 29 PM 4:31. FILE RECEIVED." - The foregoing is the true and exact translation of the attached copy of the documents IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 29th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene.
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2004 SEP 29 P 4:31
ARCHIVO RECIBIDO

Caracas, 28 de Septiembre de 2004

Señores:
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Por medio del presente hago constar que **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, para la fecha de los Estados Financieros anexos a la solicitud de Papeles Comerciales, es decir, al 30 de Junio de 2.004, no tiene litigio o reclamación pendiente que afecte significativamente, directa o indirectamente, su situación financiera y/o patrimonial.

Constancia que emito a solicitud de la Comisión Nacional de Valores.

Atentamente,

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.
Dirección de Asesoría Legal

Nelly González
Abogado

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan Citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

[Letterhead of MANPA]

Citizen

President and other members of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of the Special Shareholder's Meeting held on April 25, 2003 and dully empowered for this act by the Board of Directors in its meeting dated September 24, 2004 do hereby request the National Securities and Exchange Commission to approve VENEZOLANO DE CREDITO, S.A. Banco Universal, as common representative of bondholders of issuance of Commercial Papers 2004-I amounting to FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.oo), approved in the aforementioned Shareholder's Meeting. I attached hereto evidence of acceptance of the suggested banking institution, a copy of the model contract to be entered into between my principal and VENEZOLANO DE CREDITO, S.A. Banco Universal, they do not assimilate to the cases provided for in ordinals included in Article 4 of the "Standards about Organization and Protection of Bondholders."

Caracas, on the Twenty-Eight (28th) day of September of the year Two Thousand Four (2004).

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

Translator's Note:

At the upper right margin there is a wet seal that reads as follows: ""National Securities and Exchange Commission. 2004 September 29 PM 4:31. FILE RECEIVED."------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 28th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095
Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene:
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

2004 SEP 29 P 4: 31
ARCHIVO RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Extraordinaria de Accionistas celebrada el 25 de Abril de 2.003 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 24 de Septiembre de 2.004 , solicito de la Comisión Nacional de Valores la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal**, como representante Común de los Obligacionistas de la emisión de Papeles Comerciales 2.004-I, por **CINCO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 5.000.000.000,00)**, aprobada en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal**, no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los Veintiocho (28) días del mes de Septiembre de Dos Mil Cuatro (2004).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

ADDITIONAL INFORMATION NON REQUIRED IN THE PROSPECTUS

1.- PRODUCTS

1.1. PRODUCT LINES

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. leads its production to the preparation of paper products for the Printing/ Writing/ Boxes/ Packaging and Hygienic Products sector as well as products resulting from the forest sector, as detailed below:

TABLE OF PRODUCTS PER SECTOR

PAPER SECTOR	TYPE OF PAPER	PRODUCTS CONVERTED
Printing and Writing	Bond Cards Copies Photocopies Register Mimeograph	School Products: Exercise Books, Notebooks, Files, etc. Continuous Forms Reams/ Four quires of letter paper Personalized Forms Office Products: Rolls for Calculators, Blocks, etc.
Boxes and Packaging	MG Natural, White	Bags

	MF Natural, White Pasteboard Cone glasses Cores Printing Paper Sheet Paper Grease-free Sheet Paper	Multifold Bags Folding Packages
Hygienic Products	Paper Class "A" Paper Class "B" Paper Class "C" MG paper	Hygienic Products Facial Papers Napkins Paper Towels

1.2. SPECIFICATIONS OF PRODUCTS SOLD

Printing, Writing and Packaging Paper: These products are made by our Strategic Paper Mill Business Units I.E.E. and are used as raw material for converting companies, mainly those of our same group. Therefore, 30% of the production is destined to sell to third parties.

School and Office Products: This group of products is prepared by some of our converting units and comprises a variety of products among which there are notebooks, exercise books, office blocks, rolls for calculators, envelopes, index cards, cards, folders, among others.

Reams, Four Quires of Letter Paper and Continuous Forms: It deals with markets of office products including their reams and four quires of letter paper of bond paper and of color, copy paper, stock continuous forms.

Sacks: These are prepared by one of our plants situated in Maracay, Aragua State, and are mainly oriented to the market of the cement industry, concentrated food, chemicals and mills, this product is prepared in the fashions of sewing bottom and sealed bottom according to the specific clients' needs.

Bags: These bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

Hygienic Products: The Strategic Business Unit called Hygienic Paper Mills is the one in charge of manufacturing paper reels in their different types (Type A, B and C), necessary to manufacture hygienic paper, napkins, paper towels, facial towels and MG papers, which are converted at the same plant.

1.3. SALES PER PRODUCT LINE

Below there are the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. consolidated (in million bolivars):

Restated in constant currency at 6/30/04

Type of Product	6/30/04	2003	2002	2001
Printing/ Writing	112,226	162,390	117,775	91,105
Boxes / Packages	18,113	32,895	30,413	53,580
Hygienic Products	73,006	148,495	138,338	138,584
Transportes Alpes	0	0	39	144
TOTAL SALES	**134,449**	**237,258**	**233,672**	**245,724**

Source: Financial Statements of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

2. RAW MATERIALS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. uses in its production process a wide range of raw materials and supplies. Below these are details as well as their main suppliers.

TYPE	SUPPLIER	ORIGIN
Chemicals	Clariant de Venezuela	Local
	Eka Chemicals	Local
	Agroindustrial Mandioca	Local
	Masterflex C.A.	Local
	Nalco de Venezuela	Local
	Químicas Victoria	Local
	Raisio Química	Local
	Okaite de Venezuela	Local
	Omya Colombia	Imported

TYPE	SUPPLIER	ORIGIN
Secondary Fiber	Transpaca	Local
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. – Celulosa S.A.	Imported
	Pope & Talbot	Imported

Source: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTS

Due to the characteristics of the products manufactured by MANPA, it has a wide range of direct and indirect clients that approximately reach 2,642, any of which represents 20% of the company sales.

4. COMPANY PROPERTY

Paper Mill Printing, Writing and Packaging: situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Three paper machines
- Non-dyeing Plant
- OCC Cleaning System
- Finishing machine with 3 rewinding machines
- Quality, process, analysis and water control labs
- Steam and compressed air plant
- Power plant
- Affluent treatment plant.

In the same land lot of the Division Mill Printing, Writing and Packaging there is the Division of Reams, Four Quires of Letter Paper and Continuous Forms.

This plant includes:

- Three conversion lines to manufacture reams and four quires of letter paper.
- Six printing presses to produce continuous forms.

- Photocomposition equipment, computers and laser printers.

Industrial Conversion Plant: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 68,510 square meters where the Bags Plant is situated and currently has 46 machines to manufacture flat-bottom and square-bottom bags with or without printing, among which we can point out the following:

- 30 machines with printers and packers.
- 9 machines without printers and packers.
- 1 cutting machine with printer.

In the same land of the Conversion Division there is the **Sack** plant, which has:

- Four lines to manufacture sacks (two of glued bottom and two of sewing bottom and one bag-type)
- Printing area
- Rolling mill machine
- Equipment for quality control of manufactured product
- Maintenance shop

Due to operating reasons the **School and Office Product Division** was moved to the **Conversion Plant**, which includes the following:

- Five production lines of notebooks.
- Printing lines.
- Department of lithography (computers and laser printing).
- Maintenance and Auxiliary Services Workshop among which there are: air compressors and transformation and power distribution network.

Hygienic Product Mill: Situated in Zona Industrial La Hamaca, Maracay, Aragua State, on a land lot of 712,500 square meters.

The following equipment, machinery and facilities are located in this plant, among others:

- Six paper machines.
- Printing machines.
- 24 conversion lines (hygienic products, napkins, towels and facial towels).
- Pulp plant.

- Non- dyeing Plant
- Steam and compressed air plant.
- Material, physics and process labs.
- Treatment plant.
- Quality control lab.

Facilities of TRANSPORTE ALPES, S.A.: situated in Zona Industrial La Hamaca, Maracay, Aragua State, on an area of 16,780 square meters. It includes:

- Fleet of 135 trucks.
- Two storehouses.
- Covered parking lot.

5. NOT-OWNED FIXED ASSETS

At June 30, 2004 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. did not have any Leasing.

6. INFORMATION ABOUT ASSETS REVALUATION:

In the Financial Statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES there are not revaluated assets.

7. CONTRACTS OF MORE IMPORTANCE:

7.1. LABOR CONTRACTS:

Collective Bargaining Agreement for employees of Division of Conversion and Mills for Printing, Writing and Packaging of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as of May 1, 2003 until May 1, 2006.

Collective Bargaining Agreement for employees and workers of the Hygienic Paper Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. with a duration of three years as from June 1, 2001 to May 30, 2004 (under discussion)

Collective Bargaining Agreement for employees of TRANSPORTE ALPES, S.A. with duration of three years from October 2003 to October 2006.

7.2. CONTRACTS OF SUPPLIES:

In order to guarantee a reliable power supply in December 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. subscribed a Power Supply Contract with TURBOGENERADORES MARACAY, C.A. for a period of 12 years.

REPUBLICA DE VENEZUELA 7 INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

8. LITIGATIONS AND COMPLAINTS:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. does not have any litigation or complaint that may significantly affect, either directly or indirectly, its financial standing.

9. EXPLANATION OF THE VARIATIONS OF GREATER IMPORTANCE.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Loss and Profit Statement

(Stated in thousands of bolivars)

Restated in constant currency at 6/30/04

(In thousands Bs.)	6/30/04	2003	2002	2001
Net sales	203,344,703	343,780,070	286,565,130	283,413,031
Sales cost	129,303,914	224,559,968	197,898,227	184,749,057
Gross income	**74,040,789**	**119,220,102**	**88,666,903**	**98,663,974**
Operating expenses	27,179,735	40,990,648	52,330,116	58,942,177
Operating earnings	**46,861,054**	**78,229,454**	**36,336,787**	**39,721,797**
Other income (expenditures)	5,175,219	(38,368,552)	(24,695,236)	(26,364,064)
Income before taxes	**52,036,273**	**39,860,902**	**11,641,551**	**13,357,733**
Income tax provision and provision for business assets	9,410,401	10,229,456	4,035,623	4,265,713
Income before participation in results from non-consolidated affiliates	**42,625,872**	**29,631,446**	**7,605,928**	**9,092,020**
Participation in results from non-consolidated affiliates	(12,459,384)	(3,717,536)	(4,185,317)	(391,599)
Income before minority interests	**30,166,488**	**25,913,910**	**3,420,611**	**8,700,421**
Minority interests	(549,044)	(263,839)	(86,692)	(18,074)
Net income	**29,617,444**	**25,650,071**	**3,333,919**	**8,682,347**



Number of average outstanding shares	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**	**2,294,009,424**
Earnings per share	**12.91**	**11.18**	**1.45**	**3.78**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Net sales:

According to figures stated in constant currency at June 30, 2004 the net sales of the first six months of the year 2004 indicate an increase of 23.63% regarding the same period of the previous year, when registering net sales amounting to Bs.203,344,703 million versus net sales amounting to Bs.164,478,078 million at closure of June 2003.

In metric tons, total sales increased 26.54% when surpassing from 55.392MT at closure of June 2003 to 70,094 MT for the same year period 2004, thus registering the higher growth in local sales that surpassed 51,099MT at closure of June 2003 to 65,661 MT at closure of June 2004, which means an increase of 28.50% or 14,562 MT.

The sales increase is a consequence of the growth registered in the non-oil Gross Internal Product (GIP) for the first semester of the year 2004, which increased 15% according to the figures by the Venezuelan Central Bank.

The same tendency is observed regarding net sales behavior for the year 2003 compared against that of the years 2002 and 2001. Net sales for the year 2003 were increased in regard to the years 2002 and 2001 in 19.97% and 21.30%, respectively, mainly a consequence of the improvement in the sales mixture and the increase registered in the local sales volume for the year 2003, which increased 6,793 MT or 6.49%.

In regard to net sales for the year 2002 these were virtually kept at the same levels of the year 2001 to increase only 1.11% or Bs.3,152,099 million.

Sales cost:

The Sales Cost at closure of June 2004 increased 9.59% in regard to the same period of the previous year, mainly as a result of a higher sales volume in metric tons.

Nevertheless, when comparing the sales cost as net sales percentage at June 2004 in regard to the same period of the year 2003 we notice a reduction of 8.14 percentage points, which indicates a higher efficiency.

In regard to the behavior of Sales Cost for the year 2003 in regard to the year 2002 and 2001 it can also be noticed an increase of 13.47% and 21.55%, respectively, a result of the increase registered in the sales volume of local sales for the year 2003.

A similar behavior is seen in the Sales cost of the year 2002 compared to that of the year 2001, when increased 7.12% mainly as a consequence of the effect of devaluation on raw materials and other imported components.

Operating expenses:

According to the restated figures at June 30, 2004 the operating expenses as net sales percentage showed an increase of 0.31% for the first six months of the year 2004 when compared against the same period of the previous year. This is product of the increase registered in the sales expenses as net sales percentage to 0.51% net of the reduction of administration expenses as a 0.20%.sales percentage

Sales expenses increased as a result of the discounts given for prompt payment and the increase of promotions and publicity during the first six months of the year 2004. In regard to administration expenses, the reduction was a consequence of the expenses in professional fees.

In regard to the behavior of operating expenses as sales percentage for the year 2003 concerning the years 2002 and 2001, these were reduced 6.34 and 8.87 percentage points as a result of the cost-reduction schedule implemented by mid 2000.

Restated at 6/30/04 (In million Bs.)	6/30/04	2003	2002	2001
Sales expenses	19,872	27,613	35,454	39,555
Administrative expenses	7,307	13,377	16,876	19,386
Total operating expenses	**27,179**	**40,990**	**52,330**	**58,941**

Operating Margin:

Both the gross and the operating margin show an increase in the first six months of the year when compared to the same period of the previous year.

The raise in net sales increased the gross margin to 8.14 percentage points whereas the operating margin increased 7.84 percentage points when passing from 15.21% at closure of June 2003 to 23.05% in June 2004.

Likewise, if we compare the year 2003 against the year 2002 we observe an increase either in the gross and the operating margin by a raise of more than 20%in the net sales. When comparing the year 2003 to the year 2002, the gross margin kept the same levels of 35% whereas the operating margin registered in the year 2003 was higher 8.68 percentage points to that obtained in the year 2002 for the reduction in operating expenses.

Integral cost of financing:

The integral financing cost showed a 62.98% reduction in the first six months of the year 2004 regarding the same period of the previous year due to, firstly, the reduction of the interests paid for a minor indebtedness and, secondly, for lesser average lending interest rates

When comparing the integral financing cost in the year 2003 against that of the years 2002 and 2001 there is a reduction in regard to both years as a consequence of the reduction of the interests, expenses and exchange earnings in the year 2003 for a lending position in foreign currency.

Between the years 2002 and 2001 there is an unfavorable variation of the integral cost of financing mainly as a result of higher exchange losses when passing from the average exchange type of Bs/US$726.13 in the year 2001 to Bs/US$1,201.63 in the year 2002. Lesser monetary earnings due to changes in the company monetary position were also registered in the year 2002.

Minority interests:

The figure presented as minority interests refers to Toycos participation in the results of Manpa Centroamérica.

Other income/ Expenditures:

During the first semester of the year 2004 a reduction of Other income was registered when compared against the first semester of the year 2003. This reduction was mainly originated by the creation of a provision for exchange contingency for the first semester

of the year 2004 as well as for the generation of higher expenses for a higher financial debt.

In regard to the behavior showed by Other disbursements during the year 2003 in regard to the years 2002 and 2001 there is an increase of 233.67% and of 198.07%, respectively, mainly a result of Bs.25,632,478 million in loss from temporary investments in the year 2003.

In regard to the behavior of Other disbursements for the year 2002 in regard to the year 2001 there is a reduction of 40.64% since in the year 2002 there was no loss from temporary investments of the year 2001 and also because the provision for investments was reduced in almost a half.

Restated in constant currency at 6/30/04

(In thousands Bs.)	2002/2001	2003/2002	June 04/ June 03
Interests/ Placements	(629,372)	(198,847)	(198,927)
Exchange differences (net)	(2,041,137)	7,610,927	(70,245)
Interests expenses	(456,844)	6,201,070	2,451,467
Monetary earnings	(3,418,599)	752,760	(4,181,978)
Loss from investments (net)	5,220,400	(25,632,478)	1,501,962
Result from investments, net	3,864,607	2,248,104	2,732,400
Income form selling assets	42,258	66,355	43,700
Net loss from hedge contracts	-	(406,297)	-
Bank debit tax	(2,619,856)	(1,858,249)	509,089
Others	1,707,371	(2,456,661)	17,355,887
Total variation other income (expenditures) and integral financing income (cost)	**1,668,828**	**(13,673,316)**	**20,143,355**

Source: Financial statements (interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA)

Net margin:

Regarding the net margin, this latter registered an increase of 10.71 percentage points for the closure of the first semester of the year 2004 when compared to the net margin of the same period of the previous year as a consequence of the increase of 87.34% in the

operating earnings and of a lesser integral cost of financing and the reduction of other expenses.

The net margin at closure of the year 2003 shows the same behavior in regard to the margin obtained at closure of the years 2002 and 2001, when increasing 6.30 and 4.40 percentage points, respectively, as a consequence of the increase registered in the operating income for the increase of the net sales and the reduction of the operating expenses as percentage of the net sales.

Translator's Note:

At the upper right margin of the first folio written in Spanish there is a wet seal that reads as follows: "2004 October 15 PM 4:19. FILE RECEIVED."------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 27th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO

1. - PRODUCTOS.

1.1 LINEAS DE PRODUCTOS

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A, dirige su producción a la elaboración de productos derivados del papel para el sector Imprimir / Escribir / Envases / Embalajes e Higiénicos, así como de productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	*TIPO DE PAPEL*	*PRODUCTOS CONVERTIDOS*
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Multigrafo	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco MF Natural, Blanco Cartoncillo Vasos Cónicos Cores Papel Impreso Papel Laminado Papel Laminado Antigrasa	Bolsas Sacos Multipliegos Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C" Papel MG	Higiénicos Faciales Servilletas Toallas

1.2 ESPECIFICACION DE LOS PRODUCTOS VENDIDOS

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

***Productos Escolares y de Oficina*:** Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock.

Sacos: Estos son elaborados por una de nuestras plantas ubicada Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados, productos químicos y molinos, este producto se elabora en las modalidades de fondo cosido, fondo pegado, papel impreso y papel laminado antigrasa de acuerdo a las necesidades específicas de cada cliente.

***Bolsas*:** Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas , faciales y papeles MG, los cuales son convertidos en la misma planta.

1.3 VENTAS POR LINEAS DE PRODUCTOS

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Reexpresados en moneda constante al 30-06-04			
Tipo de Producto	**30-06-04**	**2003**	**2002**	**2001**
Imprimir / Escribir	112.226	162.390	117.775	91.105
Envases / Embalajes	18.113	32.895	30.413	53.580
Higiénicos	73.006	148.495	138.338	138.584
Transportes Alpes	0	0	39	144
TOTAL VENTAS	**134.449**	**237.258**	**233.672**	**245.724**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

2. MATERIAS PRIMAS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	*PROVEEDOR*	*ORIGEN*
Elementos Químicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Agroindustrial Mandioca	Nacional
	Masterflex C.A.	Nacional
	Nalco de Venezuela	Nacional
	Químicas Victoria	Nacional
	Raisio Quimica	Nacional
	Okaite de Venezuela	Nacional
	Omya Colombia	Importado
Fibra Secundaria	Transpaca	Nacional
	Simco Recycling Corp.	Importado

TIPO	PROVEEDOR	ORIGEN
Pulpa	Cellmark Inc.	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.- Celulosa S.A.	Importado
	Pope & Talbot	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

3. CLIENTES.

Por las características de los productos elaborados por MANPA, la misma cuenta con un gran número de clientes directos e indirectos, los cuales ascienden aproximadamente a 2.642, ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35 metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

En el mismo terreno de la División Molino Imprimir, Escribir y Embalar se encuentra la planta ***Resmas, Resmillas y Formas Continuas***

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Planta Industrial Conversión: Ubicada en la Zona Industrial LA Hamaca, Maracay, Estado Aragua, sobre una área de 68.510 metros cuadrados, y se encuentra la planta ***Bolsas*** La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras
- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

En el mismo terreno de la planta de División Conversión se encuentra la planta ***Sacos***, la cual cuenta con:

- ✓ Cuatro Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido)
- ✓ Area de Impresión.
- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

Por razones operativas se realizó el traslado de la ***División Productos Escolares y de oficina*** a la Planta de Conversión la cual cuenta con:

- ✓ Cinco Líneas de Producción de Cuadernos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión
- ✓ 24 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 16.780 metros cuadrados. Comprende de:

- ✓ Flota de 135 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5. ACTIVOS FIJOS NO PROPIOS

Al 30 de Junio de 2.004, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

6. INFORMACION SOBRE REVALUACION DE ACTIVOS:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

7. CONTRATOS DE MAYOR IMPORTANCIA:

7.1. CONTRATOS LABORALES:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 01 de Mayo de 2003 hasta el 01 de Mayo de 2006.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, del 01 de junio de 2001 al 30 de mayo de 2004. (en discusión)

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S.A, con una duración de tres años; desde Octubre de 2003 hasta Octubre de 2006.

7.2. CONTRATOS DE SUMINISTROS:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

8. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

9. EXPLICACIÓN DE LAS VARIACIONES DE MAYOR IMPORTANCIA.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas
(Expresado en miles de bolívares)

	Reexpresado en moneda constante al 30-06-04			
(En miles de Bs.)	**30-06-04**	**2003**	**2002**	**2001**
Ventas Netas	203.344.703	343.780.070	286.565.130	283.413.031
Costo de Ventas	129.303.914	224.559.968	197.898.227	184.749.057
Ganancia Bruta	**74.040.789**	**119.220.102**	**88.666.903**	**98.663.974**
Gastos Operativos	27.179.735	40.990.648	52.330.116	58.942.177
Ganancia en Operación	**46.861.054**	**78.229.454**	**36.336.787**	**39.721.797**
Otros Ingresos (Egresos)	5.175.219	(38.368.552)	(24.695.236)	(26.364.064)
Ganancia Antes de impuestos	**52.036.273**	**39.860.902**	**11.641.551**	**13.357.733**
Provisión I.S.L.R y Provisión para Activos Empresariales	9.410.401	10.229.456	4.035.623	4.265.713
Ganancia Antes participación en resultados de afiliadas no consolidadas	**42.625.872**	**29.631.446**	**7.605.928**	**9.092.020**
Participación en resultados de afiliadas no consolidadas	(12.459.384)	(3.717.536)	(4.185.317)	(391.599)
Ganancia Antes de intereses minoritarios	**30.166.488**	**25.913.910**	**3.420.611**	**8.700.421**
Intereses Minoritarios	(549.044)	(263.839)	(86.692)	(18.074)
Ganancia Neta	**29.617.444**	**25.650.071**	**3.333.919**	**8.682.347**
N° de Acciones promedio en Circulación	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**	**2.294.009.424**
Ganancia por Acción	**12,91**	**11,18**	**1,45**	**3,78**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Ventas Netas:

De acuerdo a cifras expresadas en moneda constante al 30 de Junio de 2004, las ventas netas de los primeros seis meses del año 2004 muestran un incremento de 23,63 % con respecto al mismo período del año anterior, al registrarse ventas netas por MBs. 203.344.703 versus ventas netas de MBs. 164.478.078 al cierre de junio de 2003.

En toneladas métricas, las ventas totales aumentaron 26,54 %, al pasar de 55.392 TM al cierre de junio de 2003 a 70.094 TM para el mismo período del año 2004, registrándose el mayor crecimiento en las ventas locales, las cuales pasaron de 51.099 TM al cierre de junio de 2003 a 65.661 TM al cierre de junio de 2004, lo cual significa un aumento de 28,50 % o 14.562 TM.

El incremento de las ventas obedece al crecimiento registrado en el Producto Interno Bruto (PIB) no Petrolero en el primer semestre del año 2004, el cual alcanzó un aumento del 15 % de acuerdo a cifras del Banco Central de Venezuela.

Con respecto al comportamiento de las ventas netas en el año 2003 con respecto a los años 2002 y 2001 se observa la misma tendencia. Las ventas netas del año 2003 se incrementaron con respecto a los años 2002 y 2001 en 19,97% y 21,30% respectivamente, producto principalmente de la mejora en la mezcla de ventas y al aumento de registrado en el volumen de ventas locales en el año 2003, el cual aumento en 6.793 TM ó 6,49 %.

En cuanto a las ventas netas del año 2002, las mismas se mantuvieron prácticamente en los mismos niveles del año 2001 al aumentar sólo 1,11 % ó MBs. 3.152.099.

Costo de Ventas:

El Costo de Ventas al cierre de junio de 2004 presenta un incremento de 9,59 % con respecto al mismo período del año anterior, como resultado principalmente de un mayor volumen de ventas en toneladas métricas.

No obstante, al comparar el costo de ventas como porcentaje de las ventas netas a junio 2004 con respecto al mismo período del año 2003 observamos una disminución de 8,14 puntos porcentuales lo que significa una mayor eficiencia.

Con respecto al comportamiento del Costo de Ventas del año 2003 con respecto al año 2002 y 2001 se observa que también se incrementó en 13,47% y 21,55% respectivamente, producto del incremento registrado en el volumen de ventas locales en el año 2003.

Similar comportamiento presenta el Costo de Ventas del año 2002 con relación al del año 2001, al aumentar en 7,12 % como consecuencia principalmente del efecto de la devaluación sobre las materias primas y otros componentes importados.

Gastos Operacionales:

De acuerdo a cifras reexpresadas al 30 de junio de 2.004, los gastos operativos como porcentaje de las ventas netas mostraron un aumento del 0,31 % en los primeros seis meses del año 2004 con respecto al mismo período del año anterior. Esto es producto del incremento registrado en los gastos de venta como porcentaje de las ventas netas en 0,51 % neto de la disminución de los gastos de administración como porcentaje de las ventas en 0,20%.

Los gastos de venta se incrementaron por los descuentos otorgados por pronto pago y el aumento de las promociones y publicidad durante los primeros seis meses del año 2004. En cuanto a los gastos de administración, la disminución se debió a un menor gasto en honorarios profesionales.

Con relación al comportamiento de los gastos operativos como porcentaje de las ventas en el año 2003 con respecto a los años 2002 y 2001, estos se redujeron en 6,34 y 8,87 puntos porcentuales como resultado del programa de reducción de costos que fue implementado a mediados del año 2000.

Reexpresado al 30/06/04 (En millones de bolívares)	**30-06-04**	**2003**	**2.002**	**2.001**
Gastos de Ventas	19.872	27.613	35.454	39.555
Gastos de Admón.	7.307	13.377	16.876	19.386
Total Gastos Operativos	**27.179**	**40.990**	**52.330**	**58.941**

Margen Operativo:

Tanto el margen bruto como operacional reflejan un incremento en los seis primeros meses del año con respecto al mismo período del año anterior.

El aumento de las ventas netas incrementó el margen bruto en 8,14 puntos porcentuales, mientras que el margen operacional aumentó en 7,84 puntos porcentuales al pasar de 15,21 % al cierre de junio de 2003 a 23,05 % en junio de 2004.

Igualmente, si comparamos el año 2003 con el año 2002 observamos un incremento tanto del margen bruto como del operacional por un incremento superior al 20 % en las ventas netas.

Al comparar el año 2003 con relación al año 2002, el margen bruto se mantuvo en los mismos niveles del 35 % mientras que el margen operacional registrado en el año 2003 fue mayor en 8,68 puntos porcentuales al obtenido en el año 2002 por la reducción de los gastos operativos.

Costo Integral de Financiamiento:

El costo integral de financiamiento presentó una reducción en los primeros seis meses del año 2004 con respecto al mismo período del año anterior en un 62,98 % debido principalmente a la disminución de los intereses pagados por un menor endeudamiento y menores tasas de interés activas promedio.

Al comparar el costo integral de financiamiento en el año 2003 contra los años 2002 y 2001, se observa una reducción con respecto a ambos años, como consecuencia de la disminución de los

intereses gastos y a la ganancia en cambio obtenida en el año 2003 por una posición activa en moneda extranjera

Entre los años 2002 y 2001 se observa una variación desfavorable del costo integral de financiamiento originada principalmente por una mayores pérdidas cambiarias al pasar el tipo de cambio promedio de Bs/US$ 726,13 en el año 2001 a Bs./US$ 1.201,63 en el año 2002. También se registró en el año 2002 una menor ganancia monetaria por cambios en la posición monetaria de la empresa.

Intereses minoritarios:

La cifra presentada bajo el concepto de intereses minoritarios se refiere a la participación Toycos en los resultados de Manpa de Centroamérica.

Otros Ingresos/Egresos:

Durante el primer semestre del año 2004 se registró una disminución de los Otros Egresos con relación al primer semestre del año 2003. Esta reducción fue ocasionada principalmente porque para el primer semestre del año 2004 se mantenía una reserva para contingencia cambiaria y adicionalmente se generaron mayores gastos por una mayor deuda financiera.

Con relación al comportamiento que muestran los Otros Egresos en el año 2003 con respecto a los años 2002 y 2001, se observa un incremento de 233,67% y 198,07 % respectivamente ocasionado principalmente porque en el año 2003 se registraron MBs. 25.632.478 en pérdidas en inversiones temporales.

Con relación al comportamiento de los Otros Egresos del año 2002 con respecto al año 2001 se observa una reducción de 40,64 % porque en el año 2002 no se generó la pérdida en inversiones temporales del año 2001 y porque también disminuyó la provisión para inversiones en casi la mitad.

(En miles de Bs.)	Reexpresado en moneda constante al 30/06/04 2002/2001	2003/2002	Jun 04 / Jun 03
Intereses / Colocaciones	(629.372)	(198.847)	(198.927)
Diferencias en cambio (neto)	(2.041.137)	7.610.927	(70.245)
Intereses Gastos	(456.844)	6.201.070	2.451.467
Ganancia monetaria	(3.418.599)	752.760	(4.181.978)
Pérdida en Inversiones (neto)	5.220.400	(25.632.478)	1.501.962
Resultado en Inversiones Neto	3.864.607	2.248.104	2.732.400
Ganancia en venta de activos	42.258	66.355	43.700
Pérdida Neta en Contratos de Cobertura	-	(406.297)	-
Impuesto al Debito Bancario	(2.619.856)	(1.858.249)	509.089
Otros	1.707.371	(2.456.661)	17.355.887
Total Variación Otros Ingresos (Egresos) e Ingreso (Costo) integral de financiamiento	**1.668.828**	**(13.673.316)**	**20.143.355**

Fuente: Estados Financieros (Interinos) Manufacturas de Papel, C.A. (MANPA).

Margen Neto:

En cuanto al margen neto éste registró para el cierre del primer semestre del año 2004 un incremento de 10,71 puntos porcentuales con relación al margen neto obtenido en el mismo período del año anterior, como consecuencia principalmente del aumento de la utilidad operativa en un 87,34% y un menor costo integral de financiamiento y la disminución de otros egresos.

Igual comportamiento muestra el margen neto al cierre del año 2003 con respecto a los obtenidos a los cierres del año 2002 y 2001, al incrementarse 6,30 y 4,40 puntos porcentuales respectivamente, como consecuencia del aumento registrado en la utilidad operativa por el crecimiento de las ventas netas y a la reducción de los gastos operativos como porcentaje de las ventas netas.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Citizen

President and other Members of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

For the legal purposes derived hereafter, we do hereby certify that there is no conflict of interests between MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A. and VENEZOLANO DE CREDITO, S.A. Banco Universal.

Caracas, on the Twenty-Eight (28th) day of September of the year Two Thousand Four (2004).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

Nelly Gonzalez (signed) Illegible.

Lawyer – Legal Advisory Director.

<u>Translator's Note</u>:

At the upper right margin of this folio there is a wet seal that reads as follows: ""National

Securities and Exchange Commission 2004 September 29 PM 4:31. FILE RECEIVED." - The foregoing is the true and exact translation of the attached copy of the documents IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 29th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO ... HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2004 SEP 29 P 4: 31
ARCHIVO RECIBIDO

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

A los fines legales consiguientes, certifico que no existe conflicto de intereses entre **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, y el **VENEZOLANO DE CREDITO, S. A. Banco Universal.**

Caracas, a los Veintiocho (28) días del mes de Septiembre de Dos Mil Cuatro (2004).

MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas

Nelly González
Abogado – Dir. De Asesoría Legal

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:————————————

BOLIVARIAN REPUBLIC OF VENEZUELA.

MINISTRY OF PRODUCTION AND TRADE

File No. 906. "C.I.I.U." (sic.) 2102

Superintendency of Foreign Investments (SIEX)

CERTIFICATION OF COMPANY CLASSIFICATION S.

The Superintendency of Foreign Investments pursuant to the provisions of Article 1, Decision 291, of the Commission of the Cartagena Agreement and the provisions of Chapter IX of the National Regulations, set forth by Decree No.2095 as of February 13, 1992 published in Official Gazette No.34.930 as of March 25, 1992 does hereby make known that:

TRADING COMPANY: MANUFACTURAS DE PAPEL, C.A. – S.A.C.A.

CAPITAL STOCK: 22,940,094,240.00

DOMICILED IN: Caracas, Capital District

NATIONAL CAPITAL STOCK: 7,717,646,030.00 % 33.64

FOREIGN SHAREHOLDER: (blank) RIF No.J-00023530-9

MAIN BUSINESS ACTIVITY: MANUFACTURING OF PAPER PULP AND OF ANY OTHER KIND OF PAPER, SACKS, BAGS, PRINTED OR NOT.

It has been qualified as a FOREIGN company for all the relevant legal purposes thereof.

Place and date: Caracas, June 28, 2002.

Superintendent: Miriam Aguilera de Blanco (signed) Illegible.

REMARKS: THIS DOCUMENT IS VALID IF ACCOMPANIED BY FISCAL STAMPS RENDERED VOID AMOUNTING TO Bs.74,000.00 (ARTICLE 11, FISCAL STAMP LAW).

NOTE: THE PRESENT CERTIFICATE OF QUALIFICATION IS VALID WHILE THE DATA INDICATED HEREIN IS KEPT WITHOUT AMENDMENTS AND CONSTANT THE CONDITIONS THAT ACTED AS FOUNDATIONS FOR ITS DELIVERY. ANY AMENDMENT, CHANGE OR INACCURACY FURTHER OBSERVED HEREIN WILL RENDER THE PRESENT ADMINISTRATIVE ACT VOID AND WILL BIND THE COMPANY TO REQUEST A NEW QUALIFICATION.

Should any correspondence to this Organization is issued the file number indicated above shall be referred to.

Translator's Note:

Over the Superintendent's signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Ministry of Production and Trade. Office of the Superintendent. Superintendence of Foreign Investments." At the upper right margin there is a wet seal of the National Securities and Exchange Commission. ——————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 28th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA BOLIVARIANA DE VENEZUELA
MINISTERIO DE LA PRODUCCION Y EL COMERCIO

Nº	Expediente
	906

SIEX Superintendencia de Inversiones Extranjeras

C.I.I.U.
2102

COMISION NACIONAL DE VALORES

P 4: 32

CONSTANCIA DE CALIFICACION DE EMPRESA

S.

ARCHIVO RECIBIDO

2061

La Superintendencia de Inversiones Extranjeras, de acuerdo a lo que establece el Artículo 1 de la Decisión 291 de la Comisión del Acuerdo de Cartagena y las disposiciones del Capítulo IX del Reglamento Nacional, dictado por el Decreto Nº 2.095 de fecha 13 de Febrero de 1992, publicado en la Gaceta Oficial Nº 34.930 de fecha 25 de Marzo de 1992, hace constar que la:

SOCIEDAD MERCANTIL:		CAPITAL SOCIAL
MANUFACTURAS DE PAPEL, C.A.*S.A.C.A.		22.940.094.240,00
DOMICILIADA EN:	CAPITAL NACIONAL	%
CARACAS, DTTO. CAPITAL	7.717.646.030,00	33,64
ACCIONISTA EXTRANJERO:		RIF Nº
		J-00023530-9
PRINCIPAL ACTIVIDAD ECONOMICA:		
FABRICACIÓN DE PULPA Y MANUFACTURAS DE TODO GÉNERO DE ARTÍCULOS DE PAPEL, SACOS, BOLSAS, IMPRESAS O NO.		

Ha sido calificada como empresa EXTRANJERA para todos los efectos legales pertinentes.

CARACAS, 28 DE JUNIO DE 2002	MIRIAM AGUILERA DE BLANCO
LUGAR Y FECHA	SUPERINTENDENTE

REPUBLICA BOLIVARIANA DE VENEZUELA Ministerio de la Producción y el Comercio Despacho del Superintendente

OBSERVACIONES

ESTE DOCUMENTO ES VÁLIDO SI VA ACOMPAÑADO POR TIMBRES FISCALES INUTILIZADOS POR BS. 74.000,00 (ART. 11 LEY DE TIMBRE FISCAL).

NOTA LA PRESENTE CONSTANCIA DE CALIFICACION ES VALIDA MIENTRAS SE MANTENGAN SIN MODIFICACION LOS DATOS SEÑALADOS EN LA MISMA E INVARIABLES LAS CONDICIONES QUE SIRVIERON DE FUNDAMENTO PARA SU OTORGAMIENTO. CUALQUIER MODIFICACION, ALTERACION O INEXACTITUD QUE POSTERIORMENTE SE OBSERVE EN LOS MISMOS, DEJARA SIN EFECTO EL PRESENTE ACTO ADMINISTRATIVO Y OBLIGARA A LA EMPRESA A SOLICITAR UNA NUEVA CALIFICACION.

HGM/DMT/MM/mm.-

En toda correspondencia con este Organismo deberá hacerse referencia al número de expediente arriba indicado.

FORMA SIEX - 13

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, September 28, 2004.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF SEPTEMBER 24,

2004 DO HEREBY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES OF THE AGREEMENT BY THE SHAREHOLDER'S MEETING HELD ON APRIL 25, 2003 AGREEING TO ISSUE COMMERCIAL PAPERS UP TO AN AMOUNT OF FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00).

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING AN ISSUE.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF UNSECURED BONDS, AND REPRESENTATION OF THE PERSON WHO SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.
- A COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED APRIL 25, 2003.
- SOLE SECURITIES MODEL.
- NEWSPAPER NOTIFICATION MODEL.

- MODEL OF PLACEMENT AGENT CONTRACT.
- MODEL OF CUSTODY AGENT CONTRACT.
- MODEL OF CUSTODY CERTIFICATE.
- LETTER ISSUED BY VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2004-I.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THERE IS NO CONFLICT OF INTERESTS BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- LETTER ISSUED BY THE LEGAL ADVISOR OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFYING THAT THE COMPANY HAS NO LITIGATION OR CLAIM PENDING THAT MAY AFFECT ITS FINANCIAL STANDING.
- CERTIFICATION OF COMPANY QUALIFICATION ISSUED BY SIEX.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.--

Translator's Note:

At the upper right margin of the first folio originally written in Spanish there is one-500 and one-1000 bolivar fiscal stamps. By these fiscal stamps there is a wet seal there is a wet seal that reads as follows: "National Securities and Exchange Commission 2004

September 29 PM 4:34. FILE RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 28th, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

... Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene.
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2004 SEP 29 P 4:31
ARCHIVO RECIBIDO

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
F-02 07324995
1000 Mil Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
F-02 11412606
500 Quinientos Bolívares
Nombre del solicitante:
Número de identificación:
Fecha:
Concepto:

CARACAS, 28 DE SEPTIEMBRE DE 2.004

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 24 DE SEPTIEMBRE DE 2004. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,oo).

ASIMISMO, SOLICITO LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES DEL ACUERDO DE LA ASAMBLEA ORDINARIA DE ACCIONISTAS CELEBRADA EL 25 DE ABRIL DE 2.003, DONDE SE ACUERDA EMITIR PAPELES COMERCIALES HASTA POR UN MONTO DE CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00).

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene:
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA PREPARACION DE DICHOS RECAUDOS.
- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.
- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.
- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE PAPELES COMERCIALES, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.
- COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 25 DE ABRIL DE 2003.
- MODELO DEL TITULO UNICO.
- MODELO DEL AVISO DE PRENSA.
- MODELO DE CONTRATO DE AGENTE DE COLOCACION.
- MODELO DE CONTRATO DE AGENTE CUSTODIO.

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

- MODELO DEL CERTIFICADO DE CUSTODIA.
- CARTA EMITIDA POR EL VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL, ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.004-I
- MODELO DE CONTRATO DE REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- CARTA EMITIDA POR EL ASESOR LEGAL DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. CERTIFICANDO QUE LA EMPRESA NO TIENE LITIGIO O RECLAMACION PENDIENTE QUE AFECTE SU SITUACION FINANCIERA.
- CONSTANCIA DE CALIFICACION DE EMPRESA EMITIDA POR LA SIEX.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P. CORPORATIVO DE FINANZAS

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Executive Summary First Semester 2004

At closure of the first semester 2004 the sales volume registered an increase of 26.54% (+14.702 MT) in regard to the same period of the previous year.

When analyzing the mixture of sales a recovery of 28.50% of the national sales was observed in view of a higher rhythm of the financial activity during the first semester of the year 2004 whereas the export sales only registered an increase of 3.26% (+140 MT) in view of the prevailing exchange control.

Based on US GAAP, net sales at closure of June 2004 registered an increase of 30% (MUS$24.201) versus the same period of the previous year. Likewise, the operating margin increased 7 percentage points when going from 23% to 30% as a consequence of the drop in the sales cost as percentage % of net sales in 7 percentage points.

The reduction of the sales cost is mainly the consequence of the reduction on manufacturing expenses and an increase of the production efficiency.

In regard to the net income, this registered and increase of 130%(+11.674MUS$) when passing from MUS$8.965 in the first semester of 2003 to MUS$20.639 during the same period of the year 2004, as a result of the improvement in both the operating margin and the reduction of other disbursements.

The EBITDA registered an increase of 60% during the first semester of the year 2004 in regard to the same period of the previous year when placed at MUS$33.60.

During the first semester of the year 2004 a dividend of Bs.6 x share has been allocated.————————————————————————————————

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 26th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

Resumen Ejecutivo Primer Semestre 2004

Al cierre del primer semestre del año 2004 el volumen de ventas registra un incremento de 26,54 % (+14,702 TM) con respecto al mismo período del año anterior.

Al analizar la mezcla de ventas se observa un repunte del 28,50% de las ventas nacionales ante un mayor ritmo de actividad económica en el primer semestre del año 2004 mientras que las ventas de exportación sólo registran un aumento de 3,26 % (+140 TM) en virtud del control de cambio existente.

Con base a US GAAP, las ventas netas al cierre de junio del 2004 registraron un incremento del 30% (MUS$ 24,201) versus el mismo período del año anterior. Asimismo, el margen operativo aumentó 7 puntos porcentuales al pasar de 23% a 30% como consecuencia de la caída del costo de ventas como porcentaje % de las ventas netas en 7 puntos porcentuales.

La disminución del costo de venta es producto principalmente de la disminución de los gastos de fabricación y a un incremento de la eficiencia productiva.

En cuanto a la utilidad neta, esta registró un incremento de 130% (+11,674 MUS$) al pasar de MUS$ 8,965 en el primer semestre del 2003 a MUS$ 20,639 en el mismo período del año 2004, como resultado de la mejora registrada tanto en el margen operativo como a la disminución de otros egresos.

El EBITDA registró un incremento del 60% en el primer semestre del año 2004 con respecto al mismo período del año anterior al ubicarse en MUS$ 33,060.

En el primer semestre del año 2004 se ha repartido un dividendo de Bs.6 x acción.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, October 15, 2004.

Messrs.

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

City.-

Attention: Oneida Gómez

For further purposes, attached hereto please find seven (7) prospectus of the Offer of Commercial Papers of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

0414 247 80 46

0212 901 22 45/ Fax 0212 901 23 17

RECEIVED

Translator's Note:

At the upper right margin of the last folio written in Spanish there is a wet seal that reads

as follows: "2004 October 15 PM 4:19. FILE RECEIVED."-----------------------------

The foregoing is the true and exact translation of the attached original document **IN WITNESS WHEREOF** I have hereunto set my hand and affixed my seal in Caracas, today, October 26th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Vene.
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 15 de Octubre de 2004.

Señores
COMISION NACIONAL DE VALORES
Ciudad.-

Atención: Oneida Gomez

A los fines consiguientes, anexo a la presente encontrará siete (7) prospectos de Oferta de Papeles Comerciales de Manufacturas de Papel, C.A (MANPA) SACA

Sin más que agregar

Atentamente

Leticia Level
Gerente de Planificación Corp.
llevel@manpa.com.ve
0414 247 80 46
0212 901 22 45/ Fax: 0212 901 23 17

REPÚBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

Caracas, October 19, 2004.

Messrs.

THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

Control of Public Offer of Securities

Attn. Osmira Marín

According to our conversation, attached please find the movement of Undistributed retained earnings for the period between December 31, 2002 and September 30, 2004 stated in constant currency at September 30, 2004.

Having no further matter to discuss,

Sincerely,

Maria Alejandra Maguhn T. (signed) Illegible.

Corporate Comptroller.

Phone 901-2372 Fax 901-2317

Mmaguhn@manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Statement of movements of undistributed retained earnings

Restated in constant currency at September 30, 2004

(Stated in thousand bolivars)

	Undistributed retained earnings
Balances at December 31, 2002	29,872,057
Cash dividends	(29,263,639)
Income from fiscal year 2003	26,526,409
Balances at December 31, 2003	27,134,837
Cash dividends	(14,841,238)
Undistributed balances at September 30, 2004	12,293,599
Decreed dividend in October Bs.5 per share	11,470,047
Undistributed balance	823,552

Translator's Note:

At the upper right margin of each of the two (2) folios originally written in Spanish there is a wet seal that reads as follows: "2004 October 19 AM 10:05. FILE RECEIVED."------ The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 26th, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Molino Papel Escribir, Imprimir, Embalar
Teléfono (043) 401224 - 401221
Planta Sacos
Teléfono (043) 401235 - 401236
Planta Bolsas
Teléfono (043) 401094 - 401095

Formas Continuas, Resmas, Resmillas
Teléfono (043) 401349 - (02) 2398702
CORIALSA (Productos Escolares Alpes)
Teléfono (041) 332419 - 332405 - 332428
Transportes Alpes
Teléfono (02) 9012416 - (043) 401380 - 401381

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezu
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
2004 OCT 19 AM 10: 05
ARCHIVO RECIBIDO

Caracas, 19 de octubre de 2004

Señores:
Comisión Nacional de Valores
Control de Oferta Pública de Valores
Atn. Osmira Marín

De acuerdo a la conversación sostenida con usted, adjunto al presente encontrará el movimiento de las Ganancias Retenidas no distribuidas para el período comprendido entre el 31 de diciembre de 2002 y el 30 de septiembre de 2004, expresadas en moneda constante al 30 de septiembre de 2004.

Sin más que agregar y a sus disposición para cualquier aclaratoria.

Atentamente,

Maria Alejandra Maguhn T.
Contralor Corporativo
Teléfono 901-2372 Fax 901-2317
Mmaguhn@manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Estado de movimiento de las Ganacias Retenidas no distribuidas
Reexpresado en moneda constante del 30 de septiembre de 2004
(Expresado en miles de bolívares)

	Ganacias retenidas no distribuidas
Saldos al 31 de diciembre de 2002	29.872.057
Dividendos en efectivo	(29.263.629)
Utilidad del ejercicio 2003	26.526.409
Saldos al 31 de diciembre de 2003	27.134.837
Dividendos en efectivo	(14.841.238)
Saldos no distribuidos al 30 de septiembre de 2004	12.293.599
Dividendo decretado en octubre Bs. 5 por acción	11.470.047
Saldo no distribuido	823.552

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of VENEZOLANO DE CREDITO]

Caracas, September 23, 2004

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

HEAD OFFICE OF PUBLIC OFFER.

City.-

We do hereby inform you that VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL has accepted acting as Custodian and Common Representative of Holders of Commercial Papers at Bearer of Issuance of Commercial Papers at Bearer identified as "ISSUANCE 2004-I" that MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A. agreed for the amount of FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00) pursuant to that approved by the General Shareholder's Meeting of MANUFACTURAS DE PAPEL, C.A (MANPA) S.A.C.A. held on April 25, 2003.

In this regard we do hereby inform you that there is no conflict of interests between the issuer and this banking institution.

Having no further matter to discuss,

Sincerely,

For VENEZOLANO DE CREDITO, S.A. Banco Universal

Jorge Nevett Gimon (signed) Illegible.

Legal Advisor.

Translator's Note:

At the upper right margin of this folio there is a wet seal that reads as follows: "National Securities and Exchange Commission 2004 September 29 PM 4:32. FILE RECEIVED." - The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 28th, 2004.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

VENEZOLANO
DE CREDITO

COMISION NACIONAL
DE VALORES
2004 SEP 29 P 4: 32
ARCHIVO
RECIBIDO

Caracas, 23 de septiembre de 2.004.

Señores
COMISION NACIONAL DE VALORES.
DIRECCION DE OFERTA PUBLICA.
Ciudad.-

Nos dirigimos a Ustedes en la oportunidad de informarles que el ***VENEZOLANO DE CREDITO, S.A., Banco Universal***, ha aceptado actuar como Custodio y Representante Común de los Tenedores de Papeles Comerciales al Portador, de la Emisión de Papeles Comerciales al Portador identificada como ***"EMISION 2004-I"*** que acordó efectuar ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.***, por la cantidad de CINCO MIL MILLONES DE BOLIVARES (Bs.5.000.000.000,00), de conformidad con lo aprobado en la Asamblea General Ordinaria de Accionistas ***MANUFACTURAS DE PAPEL, C.A. (MANPA),S.A.C.A.*** celebrada el día 25 de abril de 2003.

En este sentido le participamos a ustedes que no existe conflicto de intereses entre el emisor y esta Institución Bancaria.

Sin más a que hacer referencia, queda de ustedes,

Atentamente,

Por **VENEZOLANO DE CREDITO, S.A. Banco Universal.**

JORGE NEVETT GIMON
Consultor Jurídico.

Venezolano de Crédito S.A., Banco Universal
Telefax: (58.212) 550.2173. Telex: 23144 BVCGG-VC. Swift: VZCRVECA. Apartado postal 1929, Caracas 1010-A, Venezuela. www.venezolano.com

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company, of this domicile, do hereby certify that: the Minute herein below transcribed is a true and exact copy of its original that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"Record No.921: As of today, the Twenty-Fourth (24th) day of September of the year Two Thousand Four there gathered the members of the Board of Directors: Carlos Delfino T., Chairman; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; Directors: Alfredo Gómez Ruiz, Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino and Fernando Paparoni, Assistant Director in absence of and Alicia Mariela Paparoni. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

6) The Board of Directors, in virtue of authorization granted by the General Shareholder's Meeting held on April 25, 2003 approving issuance of Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars to be issued in one or several series, agreed to set the

amount of issuance of Commercial Papers to five thousand million bolivars (Bs.5,000,000,000.00). Likewise, the Board authorized Alejandro Delfino T. and/or Juan Antonio Lovera so that jointly or severally negotiate, set and establish all the conditions and terms of each series comprising issuance, par value of the sole bond or bonds, their maturity date, place and term of payment, price of placement, discount rate or premium, and the annual or effective yielding rate or the interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. These people are fully empowered to carry out all the necessary acts, procedures and formalities before the relevant bodies. The Board of Directors authorized Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Maghun and Leticia Level, so that whomsoever two (2) of them sign the Sole Bond or Temporary and/or Final Bonds of each series comprising the issuance of Commercial Papers. Lastly, Alejandro Delfino and/or Juan Antonio Lovera were do hereby authorize to subscribe the necessary documents with the common holder of Holders of Commercial papers and to set their remuneration within the terms approved by the General Shareholder's Meeting as of April 25, 2003."

This certification is issued in Caracas on the Twenty-Seventh (27th) day of September of the year two thousand four.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors.

<u>Translator's Note</u>:

At the upper right margin of the first folio of the document originally written in Spanish there is a wet seal that reads as follows: ""National Securities and Exchange Commission. 2004 September (illegible) PM 4:31. FILE RECEIVED."------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 921:** Hoy, veinticuatro (24) de septiembre de dos mil cuatro, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Gómez Ruiz Arnaldo Añez D., Juan Carlos Carpio, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Elena Delfino y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.

6.- La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General Ordinaria de Accionistas celebrada en fecha 25 de abril de 2003 en la cual se aprobó la emisión de Papeles Comerciales hasta por la cantidad de quince mil millones de bolívares (Bs.15.000.000.000,00) o su contravalor en dólares de los Estados Unidos de América para ser emitidos en una o varias series, acordó fijar el monto de la emisión de Papeles Comerciales en la cantidad de cinco mil millones de bolívares (Bs.5.000.000.000,00). Igualmente autorizó a los señores Alejandro Delfino T. y/o Juan Antonio Lovera para que conjunta o separadamente negocien, fijen y establezcan todas las condiciones y términos de cada una de las series que conforman la emisión, valor nominal del título único o de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o prima, y la tasa de rendimiento anual o efectiva o tasa de interés según sea el caso, modalidad, sistema de colocación, precio, garantía si fuere necesaria y en general todos los aspectos relativos a la emisión. Quedan ampliamente autorizadas para realizar ante los organismos competentes todos los actos, gestiones y trámites necesarios. La Junta Directiva autorizó a los señores Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, marina Fioravanti, María Alejandra Maguhn y Leticia Level, para que dos (2) cualesquiera de

MANPA

ellos firmen el Título Unico o los Títulos Provisionales y/o definitivos de cada una de las series que conforman la emisión de Papeles Comerciales. Por último se autorizó a los señores Alejandro Delfino T. y/o Juan Antonio Lovera para suscribir los documentos necesarios con el tenedor Común de los Tenedores de Papeles Comerciales y fijar su remuneración hasta por la cantidad de diez millones de bolívares (Bs.10.000.000,00), dentro de los términos aprobados por la Asamblea General Ordinaria de Accionistas del 25 de abril de 2003."

Certificación que expido en Caracas a los veintisiete (27) días del mes de septiembre del año dos mil cuatro.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

TEMPORARY COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of October 18, 1994 under No.57, Volume 117-A-Pro, its last amendment registered with this same office of Commercial Registry on July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of September 24, 2004 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995 under No.3262, this last document amended and incorporated to the by-laws in one sole text as evidenced by entry registered with the First Commercial Registry of the Judicial

Circuit of the Federal District and Miranda State as of February 27, 1992 under No.76, Volume 77-A-Pro, published in the newspaper "La Religión" as of March 26, 1992 No.38218, represented in this act by **XXX**, bearer of Identity Card No.XXX dully authorized by the Executive Committee as of XXX that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

<u>FIRST</u>: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on April 25th, 2003 and upon decision of the Board of Directors in its meeting No.921 dated September 24, 2004 approved issuing Commercial Papers at Bearer amounting to up to FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00), which are identified as Issuance 2004-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.XXX dated XXX approved the aforementioned issuance.

<u>SECOND</u>: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on April 25, 2003 agreed to appoint VENEZOLANO DE CREDITO, S.A., Banco Universal as Common Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. XXX granted by the National Securities and Exchange Commission

<u>THIRD</u>: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO 3

issuance of commercial papers by the issuing entity, the Common Representative of holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about the situation.

FOURTH: DUTIES OF THE ISSUER

THE ISSUER is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: PAYMENT OF SERVICES

THE BANK will receive up to a maximum amount of XXX BOLIVARS (Bs.XXX) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first monthly payment at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: EXPENSES

All the expense incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No. 0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH:

In case **THE ISSUER,** prior fully paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interests **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. (signed) Illegible.

Translator's Note:

At the upper right margin of the first and third folio of the document originally written in Spanish there is a wet seal that reads as follows: ""National Securities and Exchange Commission. 2004 September 29 PM 4:32. FILE RECEIVED."--------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPRESENTANTE COMUN PROVISIONAL DE

LOS TENEDORES DE PAPELES COMERCIALES

Entre **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.**, sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del distrito federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 18 de Octubre de 1.994, bajo el No. 57, Tomo 117-A Pro, siendo su última modificación la inscrita por ante la misma oficina de Registro Mercantil, el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 24 de Septiembre de 2.004, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, documento este último reformado y refundido con los estatutos en solo texto, según se evidencia de asiento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 27 de Febrero de 1.992, bajo el No. 76, Tomo 77-A Pro, publicado en el Diario La Religión, el 26 de Marzo de 1.992, No. 38.218, representado en este acto por **XXXX XXXX X XXXX** , titular de la Cédula de Identidad No. **XX XXX XXX**, debidamente autorizado por el Comité Directivo de fecha **XX** de **XXX** de **XXXX**, quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 25 de Abril de 2003, y decisión de la Junta Directiva en su reunión No. 921 de fecha 24 de Septiembre de 2004, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00), la cual está identificada como Emisión 2004-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución **XXXXX N° XXXXX de fecha XXX X X X.**

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 25 de Abril de 2003, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco UNIVERSAL**, como Representante Común Provisional de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores **N° XXXXX**

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común Provisional de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse **"EL EMISOR"** en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo **"EL BANCO"**, podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, hasta un máximo de **XXXXXXXXXX** BOLIVARES **(Bs. XXXX)** mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEPTIMA: :

En el caso de el **"EL EMISOR"** , previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso a se encuentre en un procedimiento de

quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, "EL BANCO" luego de tener conocimiento de la solicitud de atraso a del procedimiento de quiebra a la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el cado de condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

<u>OCTAVA</u>: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

<u>NOVENA</u>: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

<u>DECIMA</u>: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. :

Av. Francisco de Miranda, Torre Country Club, Piso 11, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

RECEIVED
2004 NOV -8 P 3:25
CORPORATE FINANCE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of its principal as of September 24, 2004 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1995, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002 represented in this act by **XXX**, bearer

of Identity Card No.XXX dully authorized by the Directors Committee as of XXX who hereinafter be called **"THE BANK"**, have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on April 25, 2003 and with the decision of the Board of Directors in meeting dated September 24, 2004 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.XXX dated XXX with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the **Placement Agent or Agents**. The Negotiable Custody

Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE PAYMENT AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **XXX (Bs.XXX)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **THE ISSUER** at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to the Venezuelan capital market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at [DATE]. ——————————————————————————

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

CONTRATO DE AGENTE CUSTODIO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 24 de Septiembre de 2004, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal."**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.995, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6A Pro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por **XXXXXXXXXXXXXXXXXXX**, titular de la Cédula de Identidad No. **XXXXXX**, debidamente autorizada por el Comité Directivo de fecha **xx** de **xxx** de **xxxx,** quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **CINCO MIL MILLONES DE BOLIVARES (Bs. 5.000.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, y con lo decidido por la Junta Directiva en sesión de fecha 24 de Septiembre de 2.004, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° xxxxx de fecha x de xxxx

de xxxx, con la obligación del **VENEZOLANO DE CREDITO, S.A., Banco Universal**, de devolverlos a **"EL EMISOR"**, al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A., Banco Universal** como **AGENTE CUSTODIO** de los Títulos Únicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A., Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión, por parte del **AGENTE CUSTODIO,** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR",** donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO**, les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a

la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE DE PAGO"** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **XXXXXXX MIL BOLIVARES (Bs. XXXXX,oo)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO",** para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre prevención, control y fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano” publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a los **xxx** y **xxx (xx)** días del mes de **xxxxx** de 2004.

RECEIVED
2004 NOV -8 P 3:5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were registered with the Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.921 of the Board of Directors as of September 24, 2004 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXXX** that hereinafter, and for the purposes of the present contract, will be referred to as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

<u>FIRST</u>: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held in Caracas, on April 25th, 2003 approved issuing commercial papers amounting to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00). In this regard, the Board of

Directors in its meeting No.921 dated September 24, 2004 in use of its powers vested upon it by the General Shareholder's Meeting, set an amount of issuance of Commercial Papers up to FIVE THOUSAND MILLION BOLIVARS (Bs.5,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of XXX.

SECOND: EEFCTIVENESS

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of XXX have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSSUER does hereby authorize and empower **XXXX** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36.411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if so required.

THE PLACEMENT AGENT will be exempted from keeping this record when the issuer directly makes primary placement of any series, and shall be on account of **THE ISSUER** the obligation to keep a record of any individual and body corporate acquiring

the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**.

FOURTH: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the **STANDARDS FOR PREVENTION, CONTROL AND TAXATION OF OPERATIONS FOR LEGITIMIZING CAPITAL APPLICABLE TO VENEZUELAN CAPITAL MARKETS**, established by the National Securities and Exchange Commissions and published in Official Gazette No.36.411 as of March 11, 1998.

FIFTH: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

SIXTH: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract. For each series, **THE ISSUER** shall issue a Sole Bond for the amount effectively placed, which will remain in custody of **THE ISSUER** that will act as Payment Agent for each series, which will be specified in the corresponding newspaper notice. Upon carrying

out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

<u>SEVENTH</u>: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit receipts, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

<u>EIGHT</u>: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of **XX%** yearly in the case of **body corporate** investors and **XX%** yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to sixteen percent **(15.00%)**, once paid, calculated on the amount to be paid to **THE PLACEMENT AGENT** pursuant to the provisions of the Decree Law establishing the Value Added Tax published in Official Gazette No. 37999 of the Bolivarian Republic of Venezuela, dated

August 11th, 2004. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

<u>NINTH</u>: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

<u>TENTH</u>: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parts choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

THE PLACEMENT AGENT. XXXXX.

Three (3) counterparts of one same tenor and for one sole purpose are made in

Caracas, at the date of its authentication. (signed) Illegible.------------------------------------

Translator's Note:

At the upper right margin of the first and fifth folio of the document originally written in Spanish there is a wet seal that reads as follows: ""National Securities and Exchange Commission. 2004 September 29 PM 4:32. FILE RECEIVED."----------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,** fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 921 del 24 de Septiembre de 2.004, que en lo sucesivo se denominará " **EL EMISOR** ", por una parte y por la otra XXXXXXXXXXXXXXXXXXXXXX quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION";** se ha convenido celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 25 de Abril de 2003, autorizo la emisión de papeles comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 921 de fecha 24 de Septiembre de 2004, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta CINCO MIL MILLONES DE BOLIVARES (BS. 5.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día XX de XXXXX de XXXX.

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día XX de XXXXX de XXXX, bajo la Resolución No. XXXXXXXXXXXX.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a XXXXXXXX. para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que

se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.
2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.

3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre **"EL AGENTE DE COLOCACION"** con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"** los fondos recaudados por sus ventas y enviarán a **"EL AGENTE DE COLOCACION"** conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a **"EL EMISOR"** el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION"**.

OCTAVA: Comisiones

"EL AGENTE DE COLOCACION" percibirá por los servicios prestados conforme al presente contrato, una comisión de **XXX%** en caso de inversionistas **personas jurídicas** y de **XXX%** en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al quince por ciento (15,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.999, de fecha once (11) de Agosto de 2.004. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION"**, se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION"**, por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": xxxxxxxx xxxxxxxxxxxxxx xxxxxxx xxxxxx.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

RECEIVED
2004 NOV -8 P 3:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Dra. MARIELA J. FUENMAYOR T., FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 61-A-Pro, Number 61 of the year 2003 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/LIZ

<u>Translator's Note</u>:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2004 September 29 AM 3:24 FILE RECEIVED."---

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 25, 2003** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2002, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. Jacobo Cohen registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his substitute; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her replacement.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Bonds up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the

Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Banco Venezolano de Credito was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY MILLION BOLIVARS (Bs.20,000,000.00).

5. – Issuing Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars to be issued in one or more series. Likewise, empowering the Board of Directors with the broadest powers to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY MILLION BOLIVARS (Bs.20,000,000.00).

6.- Decreeing an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 establishing May 19, 2003 as registry date (limit date of transaction with benefit) that corresponds to the fifth business day following publication of the notice of the dividend that will be published in two (2) newspapers of major national circulation, prior authorization by the National Securities and Exchange Commission, and the ninth business day following the registry

date, that is, from May 30, 2003 (effective date of registration with benefit) as payment date.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with Minute No.902 of the Board of Directors, a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue eight (8) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. -----------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Sixth (26th) of May of the year 2003. Historical years: 193 and 144. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-61-VOLUME –61-A-PRO. Fees paid Bs.357600,00 as per Form No.535369, Bank No.0100834755 amounting to Bs.36860,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) Dra. Mariela J. Fuenmayor T.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/27/LIZ ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Minute herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of April 25, 2003 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 3:00 p.m. of the Twenty-Fifth (25th) of April of the year Two Thousand Three there gathered the shareholders of MANUFACTIRAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the

series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the

College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

(Translator's Note: A folio missing in the documents provided, so that what comes next makes sense) **the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.**

Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities and Exchange Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by

the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director

and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

Caracas, Twenty-Sixth (26th) day of May of the year Two Thousand Three (2003) (signed) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T. The present certified publication copy is issued as per form No.535369.

27/LIZ

Dra. Mariela J. Fuenmayor T. (signed) Illegible.

First Commercial Registrar.

Translator's Note:

At the bottom margin of this folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. Second Commercial Registry." Next, there is another wet seal that reads as follows: "First Commercial Registry. The fiscal stamps amounting to 38,800 have been paid using form F-16 No.3560742 dated 5/26/2003 as per Official Gazette No.36.882 dated 2/1/2000." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

COMISION NACIONAL DE VALORES

2004 SEP 29 P 4: PM 3:24

ARCHIVO RECIBIDO

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. MARIELA J. FUENMAYOR T., REGISTRADORA MERCANTIL PRIMERA DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 61-A-Pro... Número: 61 del año 2003 así como La Participación, Nota Y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

27/LIZ

Nelly González Díaz
Abogado
Inpre. Abogado No. 31291

Recibido: 23-05-2003
Planilla Nº: 300-0108347455
Ofrecido: 535369
Escribiente: 28 MAY 2003
Visto Bueno:

3257

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda

Su Despacho

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **25 de abril de 2003**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

SOLV. CARTA BALANCE

TRASLADO

4° La **emisión de Obligaciones Quirografarias** hasta por un monto máximo de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y como remuneración hasta un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).

5° La **emisión de Papeles Comerciales** hasta por un monto de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).

6° **Decretar un dividendo ordinario en efectivo** de **cinco bolívares (Bs. 5,oo) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, estableciendo como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio).

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 902, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Sufino

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Veintiseis (26) de Mayo del Año 2003.- 193° y 144°. Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N.: -61- TOMO -61-A- PRO.. Derechos Pagados Bs.357600.00 Según Planilla RM N°535369, Banco N°0100834755 Por Bs.:36860.00. La identificación se efectuó así: DELFINO T. CARLOS, C.I: V-3.659.617.

La Registradora Mercantil Primera

Fdo. Dra. MARIELA J. FUENMAYOR T.

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

DIV/ 27/LIZ

Teléfonos (043) 401224 - 401121 -
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401

Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Arrendadora ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Fraily González Díaz
Abogado
Inpre Abogado No. 31291

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común

provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y

ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria,** o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades

MANPA

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

... Escribir, Embalar
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Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050,
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> **"ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M., Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.
>
> **Punto Unico**
>
> La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.
>
> Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.
>
> No habiendo más asuntos que tratar se levantó la sesión."

Certificación que se expide en Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CARACAS, Veintiseis (26) DE ....Mayo..... DEL AÑO DOS MIL Tres (2003).— (FDOS.) DELFINO T. CARLOS, DRA. MARIELA J. FUENMAYOR T.

SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA Nº: 535369

COMISION NACIONAL DE VALORES 2004 SEP 29 ARCHIVO

27/LIZ

Dra. MARIELA J. FUENMAYOR T.
REGISTRADORA MERCANTIL PRIMERA

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

Registro Mercantil Primero
Los Timbres Fiscales por el monto de 38.800,00 han sido cancelados mediante planilla F-16 Nº 3560442, en fecha 26/05/2003, según Gaceta Oficial Nº 36.882, de fecha: 1-2-2000.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OFFICE of the Judicial Circuit of the Capital District and Miranda State.

Dra. MARIELA J. FUENMAYOR T., FIRST COMMERCIAL REGISTRAR OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE, DOES HEREBY CERTIFY THAT: The entry of Commercial Registry herein transcribed, which original is inserted to Volume 61-A-Pro, Number 61 of the year 2003 as well as the Participation, Note and Document transcribed herein are a true copy of their original, which are of the following tenor.

THIS FOLIO BELONGS TO : MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

27/LIZ

Translator's Note:

At the upper right margin of this first folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. First Commercial Registry Office." There is also a round wet seal that reads as follows: "National Securities and Exchange Commission. 2004 September 29 AM 3:24 FILE RECEIVED."--

Citizen

Commercial Registrar of the Judicial Circuit of the Federal District and Miranda State.

Your Office.

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, File 3251 before you I respectfully appeared to inform you that in **General Shareholder's Meeting** of my principal held on **April 25, 2003** the following was approved:

1.- The Financial Statements corresponding to the fiscal year between January the 1st and December the 31st of 2002, in view of the reports by the Board of Directors and the Statutory Auditors.

2.- Appointing the two Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration, thus appointing Lic. Jacobo Cohen registered with the College of Administrators under No. 12.915 as First Statutory Auditor and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as his substitute; Lic. Claudia Valencia registered with the College of Administrators under No.35909 as Second Main Statutory Auditor, and Lic. Isabel Quintero registered with the College of Administrators under No.15197 as her replacement.

3.- Considering that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo).

4.- Issuing Unsecured Bonds up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the

Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Banco Venezolano de Credito was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY MILLION BOLIVARS (Bs.20,000,000.00).

5. – Issuing Commercial Papers up to an amount of FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars to be issued in one or more series. Likewise, empowering the Board of Directors with the broadest powers to negotiate, set and establish all the conditions and terms of each series comprising issuance, the number, identification and amount of each series of such issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. Likewise, authorizing the Board of Directors to carry out all the acts, management and formalities necessary to carry out such issuance. The Board of Directors was also authorized to delegate the aforementioned powers on people it deems convenient, to appoint both the people who will undersign the authorization request before the National Securities and Exchange Commission and the people who will execute the bonds of Commercial Papers. Likewise, it was established as remuneration of the common representative of holders of Commercial Papers the amount of up to TWENTY MILLION BOLIVARS (Bs.20,000,000.00).

6.- Decreeing an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 establishing May 19, 2003 as registry date (limit date of transaction with benefit) that corresponds to the fifth business day following publication of the notice of the dividend that will be published in two (2) newspapers of major national circulation, prior authorization by the National Securities and Exchange Commission, and the ninth business day following the registry

date, that is, from May 30, 2003 (effective date of registration with benefit) as payment date.

I attach hereto an authorized copy of the Minute of Shareholder's Meeting referred to together with Minute No.902 of the Board of Directors, a counterpart of the reports by the Board of Directors, the Statutory Auditors and the External Auditors as well as the Financial Statements approved in such Meeting, so that they are registered and filed to the company file kept by that Registry Office.

Likewise, I request you please to issue eight (8) certified copies of the present participation.

Caracas, at the date of its presentation (signed) Illegible. ------------------------------

MINISTRY OF THE INTERIOR AND JUSTICE.

FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE.

Caracas, the Twenty-Sixth (26th) of May of the year 2003. Historical years: 193 and 144. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ and is registered with the Commercial Registry under No.-61-VOLUME –61-A-PRO. Fees paid Bs.357600,00 as per Form No.535369, Bank No.0100834755 amounting to Bs.36860,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The Main First Registrar (signed) Dra. Mariela J. Fuenmayor T.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/27/LIZ --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the

Minute herein below transcribed is a true and exact copy of its original, General Shareholder's Meeting as of April 25, 2003 that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"As of today, at 3:00 p.m. of the Twenty-Fifth (25th) of April of the year Two Thousand Three there gathered the shareholders of MANUFACTIRAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated April 13, 2003 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. "Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 3:00 p.m., on April 25, 2003 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the

series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003. Caracas, April 13, 2003. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President.

There attended this meeting the shareholders listed at the bottom of this Minute, which represent one thousand nine hundred ninety-four million two hundred sixty thousand six hundred fifty-five (1,994,260,655) shares, that is, more than eighty-six percent (86%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, **considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors**. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and unanimously approved by the attending shareholders, except for the company Administrators who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Jacobo Cohen** becoming elected as First Main Statutory Auditor, who is registered with the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH Y. HERNANDEZ MORA

College of Administrators under No.12.915 and as his substitute to **Lic. Jacqueline Subero**, registered with the College of Administrators under No. 11.437. Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Bolivars (Bs.1,000,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Next, the Third Item of the notice was considered, that is, **considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in**. Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

(Translator's Note: A folio missing in the documents provided, so that what comes next makes sense) **the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.**

REPUBLICA DE VENEZUELA
8
INTERPRETE PUBLICO
JUDITH ... MORA

Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: It is hereby proposed to the Board of Directors a project to issue Commercial Papers to up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000.oo) or its equivalent in US Dollars (US$) to be issued in one or more series. Likewise, it is herein proposed to the Shareholder's Meeting to delegate to the company Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of each of the series comprising the issuance, number, identification and amount of each series of the issuance, the par value of securities, their maturity date, place and payment term, placement price, discount rate or premium and annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and, in general, all the matters related to issuance. Likewise, it is herein proposed to authorize the Board of Directors to delegate such powers on the people it deems convenient, to appoint the people who subscribe the authorization request before the National Securities and Exchange Commission as well as those who will sign the securities of the Commercial Papers. It is also herein proposed to the Meeting to appoint Banco Venezolano de Crédito as Common Representative of Commercial Papers and that its remuneration is set up to TWENTY MILLION BOLIVARS (Bs.20,000,000.oo). Submitted to the consideration of the Meeting, the foregoing proposal was unanimously approved by the attending shareholders.

Then, the Sixth Item was considered, that is, **agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders**. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the decree of dividends to allocate to shareholders. It is hereby proposed to decree an ordinary cash dividend of five (5) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Undistributed earnings account at December 31, 2002 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in two (2) newspapers of major national circulation of the notification of dividends authorized by

the National Securities and Exchange Commission, payable from the ninth business day following this latter date (*effective date of registry with benefit*). Payment needs to be made during the present year, in one or more portions.

Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment in the aforementioned terms.

Submitted to the consideration of the Meeting, the attending shareholders unanimously approved the foregoing proposal, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

This certification is issued in the city of Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 902. As of today, the Twenty-Fifth (25th) day of April of Two Thousand Three, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Acting Director when ALICIA M. PAPARONI M. is absent, ALEJANDRO DELFINO T., Acting Director

and Advisor when Alfredo Gómez Ruiz is absent and ANGEL J. RAMIREZ, Acting Director when Celestino Martínez Pérez is absent. Likewise, there was present JOSE GAETANO PAPARONI M., Advisor.

Sole Item.

The Board of Directors decided to establish the dates for registry and payment of the ordinary cash dividend, thus complying with that approved on April 25, 2003 by the General Shareholders' Meeting that decreed an ordinary cash dividend amounting to Five Bolivars (Bs.5.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Undistributed Profit Account at December 31, 2002 corresponding to shareholders registered on the fifth business day following the publication of the notification in two (2) newspapers of major national circulation, that is on May 19, 2003 (limit date of transaction with benefit), payable on the ninth business day following that date, that is from May 30, 2003 (effective date of registry with benefit) in one sole portion.

Dividends will be paid at the business premises of the company situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

Having no further matter to discuss the meeting was adjourned."

This certification is issued at the request of the party concerned in Caracas, on the Twelfth (12th) day of May of the year Two Thousand Three.

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. Carlos E. Delfino T. (signed) Illegible.

President. --

Caracas, Twenty-Sixth (26th) day of May of the year Two Thousand Three (2003) (signed) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T. The present certified publication copy is issued as per form No.535369.

27/LIZ

Dra. Mariela J. Fuenmayor T. (signed) Illegible.

First Commercial Registrar.

<u>Translator's Note</u>:

At the bottom margin of this folio there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital District and Miranda State. Second Commercial Registry." Next, there is another wet seal that reads as follows: "First Commercial Registry. The fiscal stamps amounting to 38,800 have been paid using form F-16 No.3560742 dated 5/26/2003 as per Official Gazette No.36.882 dated 2/1/2000." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, November 2nd, 2004.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

Dra. MARIELA J. FUENMAYOR T., REGISTRADORA MERCANTIL PRIMERA DE LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original está inscrito en el Tomo: 61-A-Pro... Número: 61 del año 2003 así como La Participación, Nota Y Documento que se copian de seguida son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

27/LIZ

FAVOR DEVOLVER
COPIA FIRMADA

Nelly González Díaz
Abogado
Inpre. Abogado No. 31291

Recibido: 23-05-2003
Planilla Nº BCD-0108347455
Ofrecido: Bm 535369
Escribiente: 28 MAY 2003
Visto Bueno: Fel 9012307

3257

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Federal y Estado Miranda

Su Despacho

3251

Bs: 36.860
Bm: 357.600
(8 cc)

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **25 de abril de 2003**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

SOLV. / CARTA / BALANCE

TRASLADO

4° La **emisión de Obligaciones Quirografarias** hasta por un monto máximo de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$). Igualmente, se delegó en la Junta Directiva, por un plazo no mayor de dos (2) años, las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley del Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código de Comercio que le sean aplicables. Asimismo, se autorizó a la Junta Directiva para delegar dichas facultades en las personas que considere conveniente. Igualmente, se aprobó nombrar como Representante Común de los Obligacionistas al Banco Venezolano de Crédito y como remuneración hasta un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo).

5° La **emisión de Papeles Comerciales** hasta por un monto de **QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo)** o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como, autorizar a la Junta Directiva para realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión, asimismo se autorizó a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se estableció como remuneración del representante común de los tenedores de los Papeles Comerciales hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo)

6° **Decretar un dividendo ordinario en efectivo** de **cinco bolívares (Bs. 5,oo) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, estableciendo como fecha de registro (fecha límite de transacción con beneficio) el 19 de mayo de 2003, que corresponde al quinto día hábil siguiente de la publicación del aviso del dividendo que se hará en dos (2) periódicos de circulación nacional previa autorización de la Comisión Nacional de Valores, y como fecha de pago el noveno día hábil siguiente a la fecha de registro, es decir, a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio).

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y del Acta de Junta Directiva N° 902, un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir ocho (8) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Rufino

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Veintiseis (26) de Mayo del Año 2003.- 193° y 144°). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ , se inscribe en el Registro de Comercio bajo el N.: -61- TOMO -61-A- PRO.. Derechos Pagados Bs.357600.00 Según Planilla RM N°535369, Banco N°0100834755 Por Bs.:36860.00. La identificación se efectuó así: DELFINO T. CARLOS, C.I: V-3.659.617.

La Registradora Mercantil Primera
Fdo. Dra. MARIELA J. FUENMAYOR T.

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A

DIV/ 27/LIZ

Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407413 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401063

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Grupo ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Nelly González Díaz
Abogado
Inpre: Abogado No. 31291

3251

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Ordinaria de Accionistas** de fecha **25 de abril de 2003**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, veinticinco (25) de abril del año dos mil tres, siendo las 03:00 p.m., se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 13 de abril de 2003, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 25 de abril de 2003, a las 3 p.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común

provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) ò su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003. Caracas, 13 de abril de 2003. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente.

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, los cuales representan **un mil novecientos noventicuatro millones doscientos sesenta mil seiscientos cincuenta y cinco (1.994.260.655) acciones**, o sea, más del **ochenta y seis por ciento (86%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, **Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por unanimidad por los accionistas presentes, absteniéndose de votar los Administradores de la compañía.

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, **Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y

ENRIQUE MERLO, se designara al Lic. Jacobo Cohen, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. Jacqueline Subero, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Primer Comisario Principal** el **Lic. Jacobo Cohen**, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la **Lic. Jacqueline Subero**, inscrita en el Colegio de Administradores, bajo el N° 11.437. Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. Claudia Valencia, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. Isabel Quintero, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por unanimidad por los accionistas presentes, resultando elegido como **Segundo Comisario Principal** la **Lic. Claudia Valencia**, inscrita en el Colegio de Administradores, bajo N° 35.909 y como su **Suplente** la **Lic. Isabel Quintero**, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de **Un Millón de Bolívares (Bs. 1.000.000,oo)** por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por unanimidad por los accionistas presentes.

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, **Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por unanimidad por los accionistas presentes.

características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente. Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Papeles Comerciales al Banco Venezolano de Crédito y que su remuneración sea fijada hasta en un máximo de VEINTE MILLONES DE BOLIVARES (Bs. 20.000.000,oo). Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes.

Posteriormente se procedió a considerar el **Sexto Punto de la convocatoria**, o sea, **Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo ordinario en efectivo de cinco (5) bolívares por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades

MANPA

No Distribuidas al 31 de diciembre de 2002, pagadero a los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en dos (2) periódicos de mayor circulación nacional del aviso de dividendos autorizado por la Comisión Nacional de Valores, pagadero a partir del noveno día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Debiendo efectuarse el pago durante el presente año, en una o más porciones.
Igualmente, se solicita delegar en la Junta Directiva la fijación de la fecha de registro y pago en los términos antes señalados.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

División Papel Imprimir, Escribir, Embalar
Teléfonos (043) 401224 - 401121
División Higiénicos
Teléfonos (043) 407511 - 407473 - 407534
División Conversión:
Sacos
Teléfonos (043) 401357 - 401341
Bolsas
Teléfonos (043) 401100 - 401072

Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
Transporte ALPES, C.A.
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**ACTA N° 902.** Hoy, veinticinco (25) de abril de dos mil tres, se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: CARLOS DELFINO T., Presidente; CARLOS H. PAPARONI M.,. Segundo Vicepresidente; los Directores: ALFREDO TRAVIESO P., JULIO BUSTAMANTE, JUAN CARLOS CARPIO D., NELSON ISAMIT, ELENA DELFINO P., ARNALDO AÑEZ D., FERNANDO PAPARONI M., Director Suplente en ausencia de ALICIA M. PAPARONI M., ALEJANDRO DELFINO T., Director Suplente y Asesor en ausencia de Alfredo Gómez Ruiz y ANGEL J. RAMIREZ, Director Suplente en ausencia de Celestino Martínez Pérez. Igualmente se encontraba presente JOSE GAETANO PAPARONI M., Asesor.

Punto Unico

La Junta Directiva decidió establecer las fechas de registro y pago del dividendo ordinario en efectivo, dando cumplimiento a lo aprobado en fecha 25 de abril de 2003 por la Asamblea General Ordinaria de Accionistas, que decretó un dividendo ordinario en efectivo de Cinco Bolívares (Bs. 5,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades No Distribuidas al 31 de diciembre de 2002, correspondiente a los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en dos (2) periódicos de mayor circulación nacional, es decir el 19 de mayo de 2003 (fecha límite de transacción con beneficio), pagadero al noveno día hábil siguiente a esa fecha, es decir a partir del 30 de mayo de 2003 (fecha efectiva de registro del beneficio), en una única porción.

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaito.

No habiendo más asuntos que tratar se levantó la sesión."

Certificación que se expide en Caracas, a los doce (12) días del mes de mayo del año dos mil tres.

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

CARACAS, Veintiseis (26) DE ....Mayo...... DEL AÑO DOS MIL Tres (2003).— (FDOS.) DELFINO T. CARLOS, Dra. MARIELA J. FUENMAYOR T. SE EXPIDE LA PRESENTE COPIA CERTIFICADA DE PUBLICACION SEGUN PLANILLA N°: 535369

27/LIZ

Dra. MARIELA J. FUENMAYOR T.
REGISTRADORA MERCANTIL PRIMERA

REPUBLICA BOLIVARIANA DE VENEZUELA Circunscripción Judicial Distrito Capital y Edo. Miranda REGISTRO MERCANTIL PRIMERO

Registro Mercantil Primero
Los Timbres Fiscales por el monto de 38.800,00 han sido cancelados mediante planilla F-16 N° 3560442, en fecha 26/05/2003, según Gaceta Oficial N° 36.882, de fecha: 1-2-2000.